Filed pursuant to
General Instruction II.L of Form F-10
File Number 333-233702

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus Dated September 19, 2019

New Issue	December 21, 2020

Cenovus Energy Inc.

66,743,023 Common Shares

This prospectus supplement qualifies the issuance of: (i) up to 66,697,799 common shares (“Common Shares”) of Cenovus Energy Inc. (“Cenovus”) issuable, from time to time, upon the exercise of 66,697,799 common share purchase warrants (“Warrants”) to acquire Common Shares; (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture (as defined herein), and (iii) up to 45,224 Common Shares issuable to certain holders of stock options (each, a “Husky Stock Option”) of Husky Energy Inc. (“Husky”) upon the exercise of replacement stock options (each, a “Cenovus Replacement Option”) to be issued to such holders in connection with the Arrangement (as defined below).

The Warrants are to be issued pursuant to the arrangement agreement between Cenovus and Husky dated October 24, 2020 (the “Arrangement Agreement”) in connection with, among other things, the acquisition by Cenovus of all of the issued and outstanding common shares of Husky pursuant to a plan of arrangement (the “Arrangement”). Each whole Warrant will entitle the holder thereof (each, a “Warrantholder” and, collectively, the “Warrantholders”) to acquire one Common Share upon payment in full of the exercise price of $6.54 per Common Share (the “Exercise Price”), subject to adjustment in accordance with the terms of the Warrant Indenture, at any time until 4:30 p.m. (Calgary time) on the date that is up to 60 months following completion of the Arrangement (the “Expiry Date”). The Arrangement is anticipated to be completed on or about January 1, 2021. See “Terms of the Warrants”.

Each Husky Stock Option is governed by the Husky Energy Inc. Incentive Stock Option Plan, dated effective November 16, 2018 (the “Assumed Husky Plan”). In the Arrangement, each Husky Stock Option outstanding at the effective time of the Arrangement (whether vested or unvested) will be transferred to Cenovus. In exchange, Cenovus will grant a Cenovus Replacement Option to acquire such number of Common Shares as is equal to that number of common shares of Husky that were issuable upon exercise of such Husky Stock Option immediately prior to the effective time of the Arrangement, multiplied by 0.7845, with an exercise price per Common Share equal to the exercise price per share of such Husky Stock Option immediately prior to the effective time of the Arrangement divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder of Cenovus Replacement Options being entitled to acquire a fraction of a Common Share, then the number of Common Shares subject to such Cenovus Replacement Options will be rounded down to the next lower whole number of Common Shares). All Husky Stock Options will concurrently be cancelled and terminated. All other terms and conditions of a Cenovus Replacement Option, including the term to expiry, vesting conditions and the conditions to exercise, will be the same as the Husky Stock Option for which it was exchanged. This prospectus supplement registers the issuance of Common Shares issuable pursuant to Cenovus Replacement Options issued to former employees, former directors and other former service providers of Husky in the Arrangement (the “Former Husky Employees”).

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), to prepare this prospectus supplement and the prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. The financial statements of Cenovus and Husky are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which are generally accepted accounting principles in Canada. The financial statements of Cenovus and Husky, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to the reserves of Cenovus and Husky included in or incorporated by reference in the prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure” in this prospectus supplement.

Owning the Common Shares may subject you to tax consequences in the United States, Canada and other jurisdictions. Certain U.S. tax considerations are summarized in this prospectus supplement and you should read the tax discussion contained in this prospectus supplement carefully. This prospectus supplement may not describe these tax consequences fully, or describe all tax considerations applicable to a holder’s particular circumstances. See “Certain United States Federal Income Tax Considerations” and “Annex A – Form of Plan Prospectus” in this prospectus supplement.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investing in the Common Shares involves risks that are described in this prospectus supplement, the prospectus and documents incorporated by reference in the prospectus. See “Risk Factors” in this prospectus supplement and the prospectus.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR SIMILAR AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Our Common Shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “CVE”. On December 18, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was $7.57 and on the NYSE was US$5.93. We have applied to the TSX to list the Warrants under the symbol “CVE.WT” and the NYSE under the symbol “CVE WS”, and to list the Common Shares issuable upon exercise of the Warrants. The TSX has conditionally approved the listings of the Warrants and the Common Shares issuable upon the exercise, from time to time, of the Warrants and Cenovus Replacement Options, subject to meeting TSX conditions. The NYSE has authorized the listings of the Warrants, subject to the Warrants meeting the distribution standards of the NYSE upon listing, and the Common Shares issuable on the exercise, from time to time, of the Warrants and Cenovus Replacement Options.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus supplement.

Our head and registered office is located at 225 6 Avenue SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5.

ABOUT THIS PROSPECTUS SUPPLEMENT

Except as set forth under the headings “Description of the Common Shares” and “Terms of the Warrants” in this prospectus supplement and unless the context otherwise requires, all references in this prospectus supplement and the prospectus to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships as at the date of this prospectus supplement.

This document is provided in two parts. The first part is this prospectus supplement, which describes the specific matters relating to the Common Shares underlying the Warrants and the Cenovus Replacement Options and also adds to and updates certain information contained in the prospectus and the documents incorporated by reference in the prospectus. The second part, the prospectus, gives more general information, some of which may not apply to the Common Shares, the Warrants and the Cenovus Replacement Options. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed to them in the prospectus.

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of qualifying the issuance of the Common Shares underlying the Warrants and Cenovus Replacement Options. Other documents are also incorporated or deemed to be incorporated by reference in the prospectus. See “Documents Incorporated by Reference” in this prospectus supplement and “Where You Can Find More Information” in this prospectus supplement and in the prospectus.

If the description of the Common Shares or the Warrants or any other information varies between this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, you should rely on the information in this prospectus supplement.

We have not authorized anyone to provide you with information other than that contained in this prospectus supplement or contained in, or incorporated by reference in, the prospectus filed by us with the SEC or to make any representations other than those contained in this prospectus supplement or contained in, or incorporated by reference in, the prospectus filed by us with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you or any representation that others may make to you. We are not making an offer to sell these securities in any jurisdiction where such offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as the information in any document incorporated by reference in the prospectus that we previously filed with the SEC and with any securities commission or similar authority in Canada, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

PRESENTATION OF FINANCIAL INFORMATION

In this prospectus supplement, the prospectus and any document incorporated by reference in the prospectus, unless otherwise specified, all financial information is presented in Canadian dollars. Unless otherwise indicated, all of the financial information included in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including the Annual Financial Statements and Interim Financial Statements (each as defined herein), has been prepared in accordance with IFRS.

IFRS, as issued by the IASB, which are generally accepted accounting principles for publicly accountable enterprises in Canada may differ from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, the consolidated financial statements of Cenovus and Husky incorporated by reference in the prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. The rules of the SEC generally do not require foreign private issuers that prepare their financial statements in accordance with IFRS, such as Cenovus and Husky, to reconcile such financial statements to U.S. GAAP. Such a reconciliation would describe the principal differences between U.S. GAAP and IFRS. We have not provided, nor will we provide, such information.

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

EXCHANGE RATE INFORMATION

Cenovus and Husky publish their consolidated financial statements in Canadian dollars. In this prospectus supplement and the prospectus, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. All references to “dollars” or “$” are to Canadian dollars and references to “U.S.$” are to United States dollars.

The following table sets forth certain exchange rates as reported by the Bank of Canada. Such rates are set forth as Canadian dollars per United States dollar.

	Year ended December 31			Nine months ended September 30
	2019	2018	2017	2020	2019
Period End	1.2988	1.3642	1.2545	1.3339	1.3243
Average	1.3269	1.2957	1.2986	1.3541	1.3292
Low	1.2988	1.2288	1.2128	1.2970	1.3038
High	1.3600	1.3642	1.3743	1.4496	1.3600

On December 18, 2020, the rate of exchange for the United States dollar, expressed in Canadian dollars, based on the Bank of Canada daily average exchange rate for United States dollars, was U.S.$1.00 equals $1.2775.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus contain certain “forward-looking statements” and “forward-looking information” (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about Cenovus’s and Husky’s current expectations, estimates and projections about the future, based on certain assumptions made by Cenovus and Husky in light of experience and perception of historical trends. We believe that the expectations represented by such forward-looking information are reasonable, but there can be no assurance that such expectations will prove to be correct.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference in the prospectus, Warrantholders and holders of Cenovus Replacement Options should refer to the applicable forward-looking statement advisories contained in the Arrangement Circular (as defined herein), the AIF (as defined herein), the Annual MD&A (as defined herein), the Interim MD&A (as defined herein), the annual information form of Husky dated February 27, 2020 for the year ended December 31, 2019 (the “Husky AIF”), the management’s discussion and analysis of the financial and operating results of Husky for the year ended December 31, 2019, the management’s discussion and analysis of the financial and operating results of Husky for the three and nine months ended September 30, 2020, as well as the advisories section of any documents deemed to be incorporated by reference in the prospectus that are filed after the date of this prospectus supplement and prior to the distribution of the Common Shares.

Forward-looking information is identified by words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “focus”, “potential”, “may”, “schedule”, or similar expressions and includes suggestions of future outcomes, including, but not limited to: statements about: the anticipated use of the net proceeds received on exercise of the Warrants; the expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date; the perceived benefits of the Arrangement and expected attributes of the combined company resulting from the Arrangement, including anticipated corporate, operational and other synergies and the timing thereof, anticipated savings and the sustainability and timing thereof, and the plans and strategies to achieve such benefits and synergies; the ability to successfully integrate the businesses of Cenovus and Husky; attributes of the combined company resulting from the Arrangement, including: its corporate structure; its enterprise value; its relative size; its diversified portfolio; the strength of its balance sheet; its anticipated production, refining, upgrading, storage and transportation capabilities and levels; its anticipated margins and reductions to free funds flow break-even at West Texas Intermediate, excluding one-time transaction-related costs; expected free funds flow; anticipated free funds flow generation and stability; its reinvestment risk; its improved position to pursue value maximization; planned capital allocation and capital investment program and the efficiency thereof; required sustaining capital; expected exposure to Western Canadian Sedimentary oil prices, Alberta and global commodity prices and anticipated sensitivity to commodity price fluctuations; deleveraging capability; anticipated reserves and reserves life index; takeaway and marketing optionality; anticipated priorities; anticipated market access; financial position; liquidity; resiliency; debt levels; its expected ability to leverage its increased scale; and its expected ability to implement necessary operating expertise and the integration of its assets to optimize margin capture; the attributes of the combined company’s reserves and assets, including the declines, longevity, free funds flow generation and associated costs of such reserves and assets; the anticipated effect of the transaction on the competitiveness of the combined company and its profitability, liquidity and cost structure; the expected credit profile and credit ratings of the combined company; the anticipated immediate efficiencies of the combined company to be achieved by implementing best practices of the combined company, including applying Cenovus’s operating expertise to Husky’s oil sands assets, leveraging the increased portfolio’s scale in the Deep Basin, and pursuing commercial and contract-related efficiencies on midstream marketing and blending opportunities; the expectations of the combined company’s dividends, including anticipated and future payments thereof, rate payable including any increases thereto and ability to pay, subject to board approval of the combined company; the expected returns to shareholders of the combined company, including through share buybacks and

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sustainable dividend increases; the anticipated physical integration of the combined company’s assets, including the connection of upstream assets with upgrading, storage, refining and blending operations to shorten the value chain and reduce costs; the anticipated safety and reliability of the operations of the combined company; the expected benefits of the midstream gathering, upgrading, refining and transportation network and assets, including high netback international offshore natural gas assets, and associated agreements to be acquired and assumed by the combined company and the integration, quality and efficiencies thereof; the combined company’s cost of capital, capital allocation and anticipated capital investment and expenditures; expected pro forma financial and operational projections for 2021 and future years and plans and strategies to realize such projections; the expected development and growth of the combined company’s business and plans and strategies to realize such expectations; the combined company’s Net Debt to Adjusted EBITDA ratio; the combined company’s committed credit facilities and draws thereon, excluding letters of credit; the planned commitments to ESG leadership and initiatives of the combined company, including to clean technology, emission intensity reductions, Indigenous engagement and economic reconciliation, environmental stewardship, safety performance, diversity and inclusion, achieving net zero emissions by 2050, strategies to achieve such initiatives and disclosure of future ESG initiatives; the expectations of future production and the timing, stability and growth thereof; the structure and effect of the Arrangement on Husky and Cenovus; the expectations regarding future equity, market capitalization and enterprise value; the satisfaction of conditions for listing of the Common Shares and Warrants issuable pursuant to the Arrangement and the Common Shares issuable upon exercise of the Warrants on the TSX and the NYSE, and the timing thereof; the effect of the Arrangement on Cenovus’s share capital, including the total issued and outstanding Common Shares following the Arrangement; the composition and compensation of the board of directors and management of the combined company upon the Arrangement becoming effective, the reconstitution of board committees and expected meetings, policies and mandates thereof; the expected amendment of the Amended and Restated Shareholder Rights Plan Agreement dated as of April 25, 2018 between Cenovus and Computershare Investor Services, Inc.; and the expectation that the combined company will deliver industry-leading returns. In addition, all other statements and information that address expectations or projections about the future, and other statements and information about our strategy for growth, expected and future expenditures or investment decisions, acquisition plans, operating and financial results, future financing and capital activities, and the expected impact of such matters, are forward-looking information.

Statements relating to “reserves” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and Husky and others that apply to the industry generally. The forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus, is made in light of information available at the time the statements were made and based upon Cenovus’s and Husky’s experience and perception of historical trends, including the anticipated benefits and synergies from the Arrangement; the ability of management of the combined company to successfully integrate the businesses of Husky and Cenovus; the combined company’s ability to issue securities; the impact the transaction may have on the current credit ratings of Cenovus and Husky, and the credit ratings of the combined company following closing; variation in forecast commodity prices, light-heavy crude oil price differentials and other assumptions used to develop the forward-looking information or identified in the 2020 guidance of Cenovus and Husky; the potential further ramp down for forecast production volumes based on business and market conditions; the projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; the achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; cash flows, cash balances on hand and access to credit and demand facilities being sufficient to fund capital investments; the accuracy of reserves estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost-savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the

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availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to us; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

The risk factors and uncertainties that could cause our and Husky’s actual results to differ materially include, but are not limited to, the risks set forth in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, including risks relating to the current and potential adverse impacts of the novel coronavirus (“COVID-19”) pandemic and continued volatility in prices for crude oil and other petroleum products. We caution that the foregoing lists are not exhaustive and are made as at the date of such documents. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information. You should carefully consider the matters discussed under the heading “Risk Factors” in this prospectus supplement and in the prospectus. You should also refer to “Risk Factors” in the Arrangement Circular, “Risk Factors” in our AIF, “Risk Management and Risk Factors” in our Annual MD&A and “Risk Management and Risk Factors” in the Interim MD&A, each as incorporated by reference in the prospectus, and to the risk factors described in other documents incorporated by reference in the prospectus, including those risk factors set out in Husky’s continuous disclosure documents.

You should not place undue reliance on the forward-looking information contained in this prospectus supplement, the prospectus or documents incorporated by reference in the prospectus, as actual results achieved will vary from such forward-looking information and the variations may be material. Cenovus and Husky make no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus is made as of the date of this prospectus supplement or the prospectus, or as of the date specified in the documents incorporated by reference in the prospectus, as the case may be. Except as required by applicable Canadian securities laws, we undertake no obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward-looking information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus.

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NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

Cenovus and Husky are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference in the prospectus include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference in the prospectus in compliance with NI 51-101 may not be comparable to United States disclosure standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, Cenovus and Husky have determined and disclosed the net present value of future net revenue from their respective reserves in NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

This prospectus supplement and certain of the documents incorporated by reference in the prospectus contain oil and gas metrics commonly used in the oil and gas industry, including “reserves life index”, which do not have standardized meanings or standard methods of calculation and may not be comparable to similar measures presented by other companies. Such metrics have been included in this prospectus supplement and certain of the documents incorporated by reference in the prospectus to provide readers with an additional method to evaluate performance and, in the case of “reserves life index”, to provide an indication as to the expected life of current reserves based on an assumed production level. However, such measures are not reliable indicators of future performance and should therefore not be unduly relied upon or used to make comparisons to other companies. Cenovus calculates “proved reserves life index”, as presented in this prospectus supplement, as Working Interest Before Royalties Proved Reserves as at December 31, 2019 divided by Working Interest Before Royalties Production for 2019. Husky’s proved reserves life index for a given period is determined by taking Husky’s total proved reserves at the end of that period divided by Husky’s upstream gross production for the same period.

The prospectus incorporates by reference certain pro forma reserves and production information for Cenovus after giving effect to the Arrangement for the year ended December 31, 2019 as set forth under the heading “Pro Forma Information Concerning the Combined Company” in the Arrangement Circular. The pro forma reserves information incorporated by reference in the prospectus is based on the estimates of reserves of Cenovus and Husky, respectively, prepared effective December 31, 2019 in accordance with NI 51-101, and for illustrative purposes only. Cenovus and Husky did not construct a consolidated reserves report of the combined assets of Cenovus and Husky, and did not engage an independent reserves evaluator to produce such a report in accordance with NI 51-101. Cenovus and Husky employ different methodologies to estimate their reserves information which differences include, but are not limited to, assumptions regarding forecast prices and costs. As a result, the actual reserves of the combined company, if calculated as of December 31, 2019 by an independent reserves evaluator in accordance with NI 51-101, may differ from the reserves information incorporated by

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reference in the prospectus for a number of reasons, and such differences may be material. The pro forma reserves information should be read in conjunction with the AIF and the Husky AIF.

For additional information regarding the presentation of Cenovus’s reserves and other oil and gas information, see under the heading “Reserves Data and Other Oil and Gas Information” in our AIF and under the heading “Advisory Regarding Oil and Gas Information” in the Arrangement Circular, each of which is incorporated by reference in the prospectus.

For additional information regarding the presentation of Husky’s reserves and other oil and gas information, see under the heading “Statement of Reserves Data and Other Oil and Gas Information” in the Husky AIF and under the heading “Advisory Regarding Oil and Gas Information” in the Arrangement Circular, each of which is incorporated by reference in the prospectus.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act, as amended (the “CBCA”). Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to enforce in the United States, judgments of courts of the United States, predicated upon our civil liability and the civil liability of our directors and officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10, of which this prospectus supplement and the prospectus forms a part (the “registration statement”), an appointment of agent for service of process and undertaking on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the issuance of the Common Shares under this prospectus supplement and the prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), a registration statement on Form F-10 and an amendment thereto relating to the issuance of the Common Shares. This prospectus supplement and the prospectus, which constitute part of the registration statement, do not contain all of the information set forth in the registration statement, certain items of which are contained in the exhibits to the registration statement, as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus supplement or the prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov.

We file certain reports with, and furnish other information to, the SEC and certain securities regulatory authorities of Canada. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file reports with and furnish other information to the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of the provincial and territorial securities regulatory authorities of Canada, which requirements are different from those of the United States. The reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov, as well as from commercial document retrieval services. The reports filed with, and other information furnished to, the securities regulatory authorities of Canada are available under our profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Unless specifically incorporated by reference in the prospectus, documents filed or furnished by Cenovus on SEDAR or EDGAR are neither incorporated by reference in nor part of this prospectus supplement or the prospectus.

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DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the prospectus from documents filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC. Copies of the documents incorporated by reference in the prospectus may be obtained on request without charge from our Corporate Secretary at 225 6 Avenue SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5, Telephone: (403) 766-2000. These documents are also available through the internet on SEDAR, which can be accessed at www.sedar.com, and on EDGAR, which can be accessed at www.sec.gov.

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purposes of qualifying the distribution of the Common Shares underlying the Warrants and Cenovus Replacement Options.

As of the date hereof, the following documents filed with, or furnished to, the securities commissions or similar authorities in each of the provinces and territories of Canada and with the SEC are specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2019 (the “Annual Financial Statements”);

(b)	our management’s discussion and analysis for the year ended December 31, 2019 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020 (the “Interim Financial Statements”);

(d)	our management’s discussion and analysis for the three and nine months ended September 30, 2020 (the “Interim MD&A”);

(e)	our annual information form dated February 11, 2020 (the “AIF”);

(f)	our management information circular dated March 2, 2020 in connection with an annual meeting of shareholders held on April 29, 2020;

(g)	the joint management information circular of Cenovus and Husky dated November 9, 2020, except Appendix G, H, I, J and K therein, in respect of the Arrangement (the “Arrangement Circular”); and

(h)	our material change report dated November 3, 2020 in respect of the Arrangement (the “Material Change Report”).

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in the prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s report thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement, shall be deemed to be incorporated by reference in the prospectus. These documents are available through the internet on SEDAR.

In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC by us pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the distribution of the Common Shares under this prospectus supplement, shall be deemed to be incorporated by reference in the registration statement relating to the Common Shares, if and to the extent expressly provided in such reports. Further, prior to the termination of the distribution of Common Shares

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under this prospectus supplement and to the extent that any document or information incorporated by reference in the prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which the prospectus forms a part.

Any statement contained in the prospectus, in this prospectus supplement or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in the prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

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CENOVUS ENERGY INC.

Cenovus is an integrated oil and natural gas company headquartered in Calgary, Alberta. Cenovus is in the business of developing, producing and marketing crude oil, natural gas and natural gas liquids in Canada, and also conducts marketing activities and owns refining interests in the United States. All of Cenovus’s oil and natural gas reserves and production are located in Canada, within the provinces of Alberta and British Columbia.

As at December 31, 2019, Cenovus had a land base of approximately 5.3 million net acres. The estimated proved reserves life index, based on our working interest production as at December 31, 2019, was approximately 31 years.

Our registered and head office is located at 225 6 Avenue SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5. Our Common Shares are listed for trading on the TSX and the NYSE under the trading symbol “CVE”.

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RECENT DEVELOPMENTS

On October 24, 2020, Cenovus entered into the Arrangement Agreement with Husky pursuant to which Cenovus agreed to acquire all of the issued and outstanding common shares and preferred shares of Husky. Under the terms of the Arrangement, each holder of common shares of Husky will receive, in respect of each Husky common share, 0.7845 of a Common Share and 0.0651 of a Warrant. Additionally, each series of Husky preferred shares will be exchanged on a one-for-one basis for a series of First Preferred Shares of Cenovus having substantially identical terms as the preferred share of Husky acquired by Cenovus pursuant to the Arrangement. Upon completion of the Arrangement, Husky will become a wholly-owned subsidiary of Cenovus.

Upon completion of the Arrangement, Alex J. Pourbaix, the current President & Chief Executive Officer of Cenovus, will serve as President & Chief Executive Officer of the combined company, Jeffrey R. Hart, the current Chief Financial Officer of Husky, will serve as Executive Vice-President & Chief Financial Officer of the combined company and Jonathan M. McKenzie, the current Executive Vice-President & Chief Financial Officer of Cenovus, will serve as Executive Vice-President & Chief Operating Officer of the combined company.

The board of directors of the combined company following completion of the Arrangement will consist of eight members of the current board of directors of Cenovus, including Keith A. MacPhail (as Independent Board Chair) and Alex J. Pourbaix, with Keith M. Casey, Jane E. Kinney, Harold N. Kvisle, Richard J. Marcogliese, Claude Mongeau, and Rhonda I. Zygocki expected to continue as members of the combined company’s board of directors, and four members of the current board of directors of Husky, with Canning K. N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt being the members expected to join the combined company’s board of directors.

The requisite approvals from the shareholders of Cenovus and the securityholders of Husky in respect of the Arrangement were obtained at special meetings held by both companies on December 15, 2020. The Court of Queen’s Bench of Alberta granted a final order in respect of the Arrangement on December 16, 2020 and all key regulatory approvals required to close the Arrangement have been obtained. Subject to the satisfaction of customary closing conditions, the Arrangement is expected to be completed on or about January 1, 2021.

For additional information regarding the Arrangement refer to the Arrangement Circular, which is incorporated by reference in the prospectus.

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RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business and the business of the combined company upon completion of the Arrangement, are discussed in the Arrangement Circular, our AIF, our Annual MD&A, our Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus, including certain continuous disclosure documents of Husky, which risk factors are incorporated by reference in the prospectus. Holders of Warrants and Cenovus Replacement Options should consider carefully the risk factors set forth below, as well as the other information contained in this prospectus supplement, the prospectus or the documents incorporated by reference in the prospectus. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Common Shares or Warrants, could be materially adversely affected. Furthermore, to the extent that the COVID-19 pandemic adversely affects our and the combined company’s business, operations, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including those described in the Arrangement Circular, our AIF, our Annual MD&A, our Interim MD&A and certain other documents incorporated by reference or deemed to be incorporated by reference in the prospectus, including certain continuous disclosure documents of Husky.

Possible Failure to Realize Anticipated Benefits of the Arrangement

Cenovus and Husky are proposing to complete the Arrangement to create the opportunity to realize certain anticipated benefits including, among other things, those set forth in Arrangement Circular under the headings “The Arrangement – Reasons for the Arrangement – Husky Board”, “The Arrangement – Reasons for the Arrangement – Cenovus Board”, “The Arrangement – Attributes of the Combined Company”, and “Pro Forma Information Concerning the Combined Company”. The Arrangement is subject to normal commercial risks that such transaction may not be completed on the terms negotiated or at all. Cenovus and Husky are proposing to complete the Arrangement to create an integrated energy leader and realize certain benefits including, among other things, potential synergies and cost savings. Achieving the benefits of the Arrangement depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the combined company’s ability to realize the anticipated growth opportunities and synergies from integrating the respective businesses of Cenovus and Husky following completion of the Arrangement.

Achieving the benefits of the Arrangement also depends on the ability of the combined company to effectively capitalize on its scale, scope and leadership position in the oil sands and wider oil and natural gas industry, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of Cenovus and Husky.

The integration of the Cenovus and Husky assets will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the combined company’s ability to achieve the anticipated benefits of the Arrangement. A variety of factors, including those risk factors set forth in the Arrangement Circular and other documents incorporated by reference in the prospectus, may adversely affect the ability to achieve the anticipated benefits of the Arrangement.

Pro Forma Financial Information may not be Indicative of the Combined Company’s Financial Condition or Results following the Arrangement

The unaudited pro forma financial information contained in the Arrangement Circular is presented for illustrative purposes only as of its respective dates and may not be indicative of the financial condition or results

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of operations of the combined company following completion of the Arrangement for several reasons. The unaudited pro forma financial information has been derived from the respective historical financial statements of Cenovus and Husky, and certain adjustments and assumptions made as of the dates indicated therein have been made to give effect to the Arrangement. The information upon which these adjustments and assumptions have been made is preliminary and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the unaudited pro forma financial information does not include, among other things, estimated costs or synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of Arrangement-related change in control provisions that are currently not factually supportable and/or likely to occur. Therefore, the pro forma financial information contained in the Arrangement Circular is presented for informational purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Arrangement been completed on the date indicated. Accordingly, the combined business, assets, results of operations and financial condition may differ significantly from those indicated in the unaudited pro forma financial information included in the Arrangement Circular.

Future Issuances of Securities

Cenovus may issue additional Common Shares, First Preferred Shares or securities convertible into Common Shares, which may dilute existing shareholders. Other than certain shareholders that will enter into pre-emptive rights agreements in respect of Common Shares in connection with the Arrangement, shareholders will have no pre-emptive rights in connection with any such further issuances. The board of directors of Cenovus has the discretion to determine the designation, rights, privileges, restrictions and conditions attached to any series of First Preferred Shares and the price and terms for any further issuances of Common Shares.

Future Dividends on Common Shares

There can be no assurance as to future dividend payments by Cenovus on the Common Shares and the level thereof, including the anticipated increase (subject to approval of the board of directors of the combined company) following completion of the Arrangement, as Cenovus’s dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flow generated by Cenovus and its subsidiaries, financial requirements for Cenovus’s operations, the execution of its growth strategy and the satisfaction of solvency tests imposed by the CBCA for the declaration and payment of dividends.

Risks Associated with the Warrants

Warrantholders will experience dilution if we issue additional Common Shares in future offerings or under outstanding convertible securities. Until Warrantholders exercise their Warrants to acquire a Common Share, they will have no rights with respect to Common Shares, including rights to dividend payments, to vote or to respond to tender offers. Upon exercise of their Warrants, Warrantholders will be entitled to exercise the rights of a holder of Common Shares only as to matters for which the record date occurs after the exercise date.

You Might Have Difficulty Enforcing your Rights Against us and our Directors and Officers.

We are a corporation incorporated under and governed by the CBCA. Most of our directors and officers, and some or all of the experts named in this prospectus supplement, the prospectus and the documents incorporated by reference in the prospectus, are residents of Canada or otherwise reside outside of the United States and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for Warrantholders and holders of Cenovus Replacement Options who reside in the United States to

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realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under United States federal securities laws. We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Bennett Jones LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

Use of Proceeds

Cenovus currently intends to allocate the net proceeds received from the exercise of any Warrants as described under ‘’Use of Proceeds’’ in this prospectus supplement. However, management will have discretion in the actual application of the net proceeds, and may elect to allocate proceeds differently from that described in ‘’Use of Proceeds’’ if it is believed it would be our best interests to do so as circumstances change. The failure by management to apply these funds effectively could have a material adverse effect on our business.

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USE OF PROCEEDS

From time to time, if and when the Warrants are exercised, we will receive proceeds equal to the aggregate exercise price of such Warrants. In the event that all of the Warrants are exercised prior to the Expiry Date and that no adjustment based on the anti-dilution provisions contained in the Warrant Indenture has taken place which would impact the amount of proceeds we would receive on exercise of Warrants, the gross proceeds to us from the exercise of the Warrants will be approximately $436.2 million. The Warrants have not been, and may never be, exercised and there is no guarantee that we will receive these proceeds. We expect that we will use the proceeds from the exercise of the Warrants, if any, for working capital and general corporate purposes.

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PRO FORMA CONSOLIDATED CAPITALIZATION

The following table summarizes our cash and cash equivalents and consolidated capitalization as at September 30, 2020, both actual and on a pro forma basis, after giving effect to the completion of the Arrangement. For information about the anticipated share and debt capital structure of the combined company following the Arrangement, you should refer to the information under the heading “Pro Forma Information Concerning the Combined Company – Pro Forma Consolidated Capitalization” in the Arrangement Circular. You should read the table below together with the Interim Financial Statements and the Arrangement Circular, each of which is incorporated by reference in the prospectus.

	September 30, 2020
	Actual	As adjusted
	($ millions)
Short-term debt and current portion of long-term debt	137	637
Long-term debt(2)	7,797	14,017

	7,934	14,654

Shareholders’ Equity
Common Shares	11,040	14,801
Preferred Shares(3)	—	380
Warrants(4)	—	68	(5)
Paid in Surplus	4,386	4,389
Accumulated other comprehensive income	952	952
Retained earnings	654	543
Non-controlling interest	—	14

Total Shareholders’ Equity	17,032	21,147

Total Capitalization(6)	24,966	35,801

Notes:

(1)

As at September 30, 2020, Cenovus had a $4.5 billion committed credit facility, with tranches maturing in late 2022 and 2023, which is used to manage short-term cash requirements. In addition, Cenovus had a $1.1 billion committed credit facility maturing in April 2021. Husky had $4.0 billion in committed credit facilities, with $2.0 billion maturing in June 2022 and $2.0 billion maturing in March 2024.

(2)

All U.S. dollar denominated debt has been converted to Canadian dollars using the daily average exchange rate for Canadian dollars per U.S. dollar, as reported by the Bank of Canada on September 30, 2020 of $1.3339 per U.S. $1.00.

(3)

Each series of Husky preferred shares will be exchanged on a one-for-one basis for a series of First Preferred Share of Cenovus having substantially identical terms as the preferred share of Husky acquired by Cenovus pursuant to the Arrangement.

(4)

Each whole Warrant will entitle the holder thereof to acquire one Common Share upon payment in full of the exercise price of $6.54 per Common Share for a period of 60 months following completion of the Arrangement.

(5)	Represents the anticipated fair value of the Warrants using a Black-Scholes model.
(6)	The current and long-term portion of lease obligations have been excluded from total capitalization.

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TERMS OF THE WARRANTS

In this section only, “Cenovus”, “we”, “us”, or “our” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates.

The Warrants will be created and issued pursuant to the terms of the warrant indenture between Cenovus and Computershare Trust Company of Canada, as warrant agent under the Warrant Indenture (as may be substituted in accordance with the terms of the Warrant Indenture, the “Warrant Agent”) dated as of the effective date of the Arrangement (the “Warrant Indenture”), governing the creation and issuance of the Warrants.

The following is a summary of certain provisions of the Warrant Indenture and is qualified in its entirety by the full text of the Warrant Indenture, which will be made available under Cenovus’s profile on SEDAR at www.sedar.com. Warrantholders are urged to read the Warrant Indenture in its entirety. The Warrant Indenture will be filed with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC.

Each whole Warrant will be exercisable for one Common Share upon payment of the exercise price of $6.54 per Common Share, subject to adjustment in accordance with the terms of the Warrant Indenture, at any time before the Expiry Date, being the date that is 60 months after completion of the Arrangement, after which time the Warrants will expire and become null and void.

The Warrant Indenture will provide for customary adjustments to the number of Common Shares issuable upon exercise of the Warrants and/or to the exercise price in effect for the Warrants upon the occurrence of certain events, including: (a) subdivision, redivision or change of Common Shares into a greater number of Common Shares; (b) reduction, combination or consolidation of the outstanding Common Shares into a smaller number of Common Shares; (c) the issuance of Common Shares or securities exchangeable for, or convertible into, Common Shares at no additional cost to the holders of all or substantially all of the issued and outstanding Common Shares by way of a stock dividend or other distribution (other than an issuance or distribution of Common Shares in lieu of a cash dividend paid in the ordinary course); (d) the issuance to all or substantially all of the holders of Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per Common Share to the holder (or at an exchange or conversion price per Common Share) of less than 95% of the current market price for Common Shares on such record date; and (e) the distribution to all or substantially all of the holders of Common Shares of evidences of indebtedness or cash, securities or any property or other assets (other than a cash dividend paid in the ordinary course).

The Warrant Indenture will provide for adjustment in the class and/or number of securities issuable upon exercise of the Warrants and/or to the exercise price for the Warrants upon the occurrence of the following additional events: (a) the reclassification of the Common Shares; (b) the consolidation, amalgamation, arrangement or merger of Cenovus with or into another entity; or (c) the sale or conveyance of the property and assets of Cenovus as an entirety or substantially as an entirety to any other entity.

So long as any Warrant remains outstanding, Cenovus will give notice to Warrantholders of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date of such event.

The Warrant Indenture will provide that, from time to time, Cenovus and the Warrant Agent may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any

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amendment or supplement to the Warrant Indenture that would prejudice the rights of the Warrantholders may only be made by “extraordinary resolution”, which will be defined in the Warrant Indenture as a resolution either: (a) passed at a meeting of the registered Warrantholders at which there are registered Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum, in which case the requirement for a quorum at such adjourned meeting shall not apply) and passed by the affirmative vote of the registered Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted upon such resolution; or (b) adopted by an instrument in writing signed by registered Warrantholders representing not less than 66 2⁄3% of the aggregate number of all the then outstanding Warrants.

The Warrant Indenture will provide that the Warrant Agent may, at any time and from time to time, and shall (a) on receipt of a written request of Cenovus or of a written request signed in one or more counterparts by registered Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of Common Shares which could be acquired pursuant to all Warrants then outstanding and unexercised, and (b) upon receiving sufficient funds to cover any costs and expenses and being indemnified to its reasonable satisfaction by Cenovus or by the registered Warrantholders signing such Warrantholders’ request against the cost which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the registered Warrantholders.

No U.S. Person (as that term is defined by Regulation S under the U.S. Securities Act), person within the United States or person holding Warrants for the account or benefit of a U.S. Person or person within the United States is permitted to exercise Warrants during any period of time prior to the expiration date of the Warrants during which a registration statement under the U.S. Securities Act, relating to the Common Shares underlying the Warrants, is not effective. Pursuant to the Arrangement Agreement, Cenovus has agreed to use best efforts to maintain the registration statement on Form F-10 (File No. 333-233702) relating to the prospectus accompanying this prospectus supplement, or another registration statement relating to the Common Shares underlying the Warrants, effective until the earlier of the Expiry Date and the date on which no Warrants remain outstanding. As well, under the Warrant Indenture, Cenovus will agree to use its best efforts to maintain a registration statement relating to the Common Shares underlying the Warrants, effective until the earlier of 4:30 p.m. (Calgary Time) on the Expiry Date or such time as no Warrants remain outstanding (provided, however, that nothing shall prevent Cenovus’s amalgamation, arrangement, merger or sale, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume Cenovus’s obligations under the Warrant Indenture). If a registration statement under the U.S. Securities Act is not effective during such period of time, Cenovus will notify the Warrantholders in the United States, in accordance with the Warrant Indenture.

Warrantholders will not have any voting rights or any other rights which a holder of Common Shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Warrantholders will not have any pre-emptive rights to acquire securities of Cenovus. At the Cenovus special meeting held on December 15, 2020 in connection with the Arrangement, Cenovus shareholders approved the issuance of up to 66,697,799 Common Shares issuable upon exercise, from time to time, of up to 66,697,799 Warrants issuable pursuant to the Arrangement. The foregoing numbers include such number of additional Common Shares in the event that up to 19,222,040 Husky common shares are issued upon exercise of up to 19,222,040 Husky options and up to an additional 200,000 Husky common shares are issued from treasury, in each case prior to the effective time of the Arrangement. If 66,697,799 Warrants are issued pursuant to the Arrangement, and all such Warrants are exercised, Cenovus will be required to issue 66,697,799 Common Shares (subject to adjustment in certain circumstances).

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DESCRIPTION OF THE COMMON SHARES

Cenovus is authorized to issue an unlimited number of Common Shares. As at December 18, 2020, there were 1,228,869,903 Common Shares issued and outstanding. Upon completion of the Arrangement, assuming that no common shares of Husky or Common Shares are issued pursuant to any outstanding options of Husky or options to acquire Common Shares, as applicable, or entitlements or other rights to acquire common shares of Husky or Common Shares prior to completion of the Arrangement, it is anticipated that there will be approximately 2,017,387,906 Common Shares issued and outstanding.

The holders of Common Shares are entitled to: (i) receive dividends if, as and when declared by Cenovus’s board of directors; (ii) receive notice of, to attend and to vote on the basis of one vote per Common Share held, at all meetings of shareholders; and (iii) participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

Cenovus has a shareholder rights plan (the “Shareholder Rights Plan”) which was adopted in 2009 and amended and restated as of April 25, 2018 and creates a right that attaches to each issued Common Share. Until the separation time, which typically occurs at the time of an unsolicited take-over bid, whereby a person acquires or attempts to acquire 20% or more of the Common Shares, the rights are not separable from the Common Shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% acquiror, from and after the separation time (unless delayed by the board of directors) and before certain expiration times, to acquire Common Shares at 50% of the market price at the time of exercise. The Shareholder Rights Plan was reconfirmed at the 2018 annual and special meeting of shareholders and must be reconfirmed by Cenovus’s shareholders every three years. Certain consequential and ancillary amendments to the Shareholder Rights Plan were approved at the Cenovus special meeting held on December 15, 2020 in connection with the Arrangement to ensure that neither the completion of the Arrangement nor any share purchase rights issued in connection with the Arrangement would trigger the Shareholder Rights Plan. See “Matters to be Considered at the Cenovus Meeting” in the Arrangement Circular, which is incorporated by reference in the prospectus.

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TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and the NYSE under the trading symbol ‘‘CVE’’. The following tables set out information concerning the monthly price ranges and trading volumes of the Common Shares as reported by the TSX and the NYSE, as applicable, for the periods indicated. On December 18, 2020, the last trading day prior to the date of this prospectus supplement, the closing price of the Common Shares on the TSX was $7.57 and on the NYSE was US$5.93.

	TSX				NYSE
	Share Price Trading Range				Share Price Trading Range
	High(1)	Low(1)	Close(1)	Share Volume(2)	High(3)	Low(3)	Close(3)	Share Volume(4)
	($ per share)			(thousands)	(US$ per share)			(thousands)
2019
December	13.36	11.33	13.20	122,516	10.24	8.52	10.15	60,890
2020
January	13.66	11.16	11.52	182,247	10.49	8.48	8.71	79,957
February	12.45	9.41	9.87	195,111	9.39	7.00	7.37	93,778
March	10.07	2.06	2.84	708,848	7.56	1.41	2.02	279,556
April	5.23	2.52	5.05	613,431	3.76	1.78	3.64	258,256
May	6.23	4.49	6.00	316,128	4.52	3.18	4.33	154,383
June	7.80	5.78	6.35	314,857	5.83	4.22	4.67	174,588
July	6.83	5.64	5.96	222,733	5.09	4.14	4.46	123,288
August	7.10	6.01	6.16	143,362	5.34	4.44	4.72	83,900
September	6.39	5.01	5.19	171,061	4.87	3.74	3.89	110,017
October	5.52	4.15	4.36	339,354	4.21	3.15	3.28	194,243
November	7.27	4.32	6.44	287,148	5.57	3.26	4.96	159,416
December 1 – 18	8.21	6.40	7.57	195,615	6.44	4.94	5.93	118,324

Notes:

(1)	As reported by the TSX.
(2)	As reported by all Canadian marketplaces. Source: Bloomberg.
(3)	As reported by the NYSE.
(4)	As reported by all U.S. marketplaces. Source: Bloomberg.

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PRIOR SALES

The following table summarizes the Common Shares or securities convertible into Common Shares that Cenovus issued during the 12-month period prior to the date of this prospectus supplement:

Date of Issue	Security		Price per Security ($)		Number of Securities
Between January 1, 2020 and December 18, 2020	Common Shares	(1)	9.48		41,677
Between January 1, 2020 and December 18, 2020	Options	(2)	11.73	(3)	5,783,410

Notes:

(1)	Common Shares issued on the exercise of options.
(2)

Options granted pursuant to the employee stock option plan of Cenovus. Option holders are entitled to receive the number of Common Shares that could be acquired with the excess value of the market price at the time of exercise over the exercise price of the option.

(3)	Represents the weighted average exercise price per option.

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PLAN OF DISTRIBUTION

This prospectus supplement relates to the issuance of: (i) up to 66,697,799 Common Shares, issuable from time to time, on exercise of 66,697,799 Warrants; (ii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the Warrant Indenture governing the Warrants – see “Terms of the Warrants”; and (iii) up to 45,224 Common Shares issuable to certain former employees of Husky upon the exercise of the Cenovus Replacement Options.

This prospectus supplement registers the issuance of the securities to which it relates under the U.S. Securities Act, in accordance with the MJDS. This prospectus supplement does not qualify the distribution of the Common Shares underlying the Warrants or the Cenovus Replacement Options in any province or territory of Canada.

The Common Shares to which this prospectus supplement relates will be issued directly by us to Warrantholders and holders of Cenovus Replacement Options, as applicable, upon the exercise of such Warrants or Cenovus Replacement Options. No underwriters, dealers or agents will be involved in such sales.

No U.S. Person, person within the United States or person holding Warrants for the account or benefit of a U.S. Person or person within the United States may exercise the Warrants during any period of time when a registration statement covering the Common Shares underlying the Warrants is not effective. See “Terms of the Warrants”.

Pursuant to the Arrangement Agreement and Warrant Indenture, Cenovus has agreed to use best efforts to maintain an effective registration statement relating to the Common Shares underlying the Warrants under the U.S. Securities Act until the earlier of the Expiry Date and the date on which no Warrants remain outstanding. If a registration statement under the U.S. Securities Act is not effective during such period of time, Cenovus will notify the Warrantholders in the United States, in accordance with the Warrant Indenture.

The Cenovus Replacement Options were issued to holders of Husky Stock Options in the Arrangement, pursuant to the Assumed Husky Plan, on the terms and conditions set forth in the Arrangement Agreement. We will pay all of the costs of the issuance of Common Shares upon the exercise of Cenovus Replacement Options by Former Husky Employees, other than any exercise price of any Cenovus Replacement Option. No commissions, discounts, concessions or other compensation will be paid to any underwriter or broker-dealer in connection with such issuance. For a description of the Assumed Husky Plan, see “Annex A – Form of Plan Prospectus”. The decision to exercise the Cenovus Replacement Options or to otherwise receive Common Shares on the vesting of any Cenovus Replacement Option must be made pursuant to each Former Husky Employee’s evaluation of his or her best interests. The board of directors of Cenovus does not make any recommendation to holders of Cenovus Replacement Options.

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CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax considerations applicable to the ownership and disposition of the Common Shares by a U.S. Holder, as defined below, that acquires the Common Shares upon the exercise of the Warrants. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold Common Shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, 10 percent or more of the total combined voting power of all classes of Cenovus shares entitled to vote, or 10 percent or more of the total value of shares of all classes of Cenovus shares. In addition, this discussion of the U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as: financial institutions; regulated investment companies; real estate investment trusts; tax-exempt entities; insurance companies; persons holding Warrants and the Common Shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle”; persons who acquired Warrants or Common Shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services; U.S. expatriates; persons subject to the alternative minimum tax; persons that generally mark their securities to market for U.S. federal income tax purposes; dealers or traders in securities or currencies; or holders whose functional currency is not the U.S. dollar.

This discussion does not address estate and gift tax, any U.S. federal tax other than income tax, or tax consequences under any state, local or non-U.S. laws.

For purposes of this section, a “U.S. Holder” is a beneficial owner of the Warrants or Common Shares that is: (1) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any arrangement classified as a partnership for U.S. federal tax purposes) or other pass-through entity is a beneficial owner of the Warrants or Common Shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A U.S. Holder that is a partner (or other owner) of a pass-through entity or arrangement treated as a partnership for U.S. federal tax purposes that acquires Warrants or Common Shares is urged to consult its own tax advisor regarding the tax consequences of acquiring, owning and disposing of Warrants or Common Shares.

The following discussion is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, U.S. judicial decisions and administrative pronouncements, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Cenovus has not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As discussed below, Cenovus believes that it is not currently a PFIC, and this discussion assumes that Cenovus is not a PFIC (as defined herein), as discussed below under “Passive Foreign Investment Company Considerations”.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Warrants or Common Shares

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and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their own tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign, tax laws of the acquisition, ownership and disposition of Warrants or Common Shares.

Exercise of Warrants

A U.S. Holder generally should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share. A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. Subject to the discussion under “Passive Foreign Investment Company Considerations” below, a U.S. Holder’s holding period for the Common Share received on the exercise of a Warrant should generally begin on the date following the date of exercise of the Warrant, and should not include any period for which the U.S. Holder held the Warrant.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Considerations”.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by Cenovus (without reduction for any Canadian income tax withheld from such distribution) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of Cenovus’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by a U.S. Holder as ordinary income on the date that the U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for U.S. federal income tax purposes. The amount of any distribution made by Cenovus in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by Cenovus will not be eligible for the dividends received deduction allowed to corporations.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the income tax treaty between the United States and Canada meets these requirements, and Cenovus believes that it is eligible for the benefits of this treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradable on an established securities market in the United States. U.S. Treasury guidance indicates that the Common Shares will be readily tradable on an established securities market in the United States; however, there can be no assurance that the Common Shares will be considered readily tradable on an established securities market in the United States in future years. Dividends received by U.S. investors from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute dividends eligible for the reduced rates of taxation described above. Instead, such dividends would be subject to tax at ordinary income rates and to additional rules described below under “Passive Foreign Investment Company Considerations”.

To the extent that a distribution exceeds the amount of Cenovus’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the U.S. Holder’s adjusted tax basis in the Common Shares held by such U.S.

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Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of the Common Shares), with any amount that exceeds the adjusted tax basis being treated as a capital gain (or loss) recognized on a sale, exchange or other taxable disposition (as discussed below). However, Cenovus does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and a U.S. Holder should therefore assume that any distributions by Cenovus with respect to the Common Shares will be treated as dividends for U.S. federal income tax purposes.

In general, any Canadian withholding tax imposed on dividend payments in respect of the Common Shares will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Dividends paid on the Common Shares will be treated as foreign-source income, and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. The availability of foreign tax credits is subject to various complex limitations. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize gain or loss upon the sale, exchange or other taxable disposition of Common Shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder’s adjusted tax basis in the Common Shares. Generally, subject to the application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, the U.S. Holder has held the Common Shares for more than one year. For individual U.S. Holders, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, realized upon a sale, exchange or other taxable disposition of the Common Shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, a U.S. Holder may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Common Shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a passive foreign investment company (“PFIC”). A foreign corporation will be considered a PFIC for any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look through” rules, either (1) at least 75 percent of its gross income is “passive” income (the “income test”) or (2) at least 50 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). For purposes of determining whether a foreign corporation will be considered a PFIC, such foreign corporation will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25 percent (by value) of the stock. PFIC status is fundamentally factual in nature. It generally cannot be determined until the close of the taxable year in question and is determined annually.

Cenovus expects that it should not be a PFIC for its current taxable year and does not anticipate becoming a PFIC in the future. The determination of PFIC status for any year is very fact specific, being based on the types of income Cenovus earns and the types and value of Cenovus’s assets from time to time, all of which are subject to change, as well as, in part, the application of complex U.S. federal income tax rules, which are subject to differing interpretations. As a result, there can be no assurance in this regard, and the IRS may challenge Cenovus’s classification. Accordingly, it is possible that Cenovus may be classified as a PFIC in a past year, in

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the current taxable year, or in future years. If Cenovus is classified as a PFIC in any year during which a U.S. Holder holds the Common Shares, Cenovus generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, regardless of whether Cenovus continues to meet the income or asset test discussed above.

If Cenovus were classified as a PFIC in any taxable year during which a U.S. Holder owns Warrants or Common Shares, adverse tax consequences could apply to such U.S. Holder, as noted above. Certain elections may be available to U.S. Holders of Common Shares, which are not available to U.S. Holders of Warrants, that may mitigate some of the adverse consequences that would result if Cenovus were to be treated as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Warrants and Common Shares and the availability and decision to make a protective election.

As discussed above in “Distributions,” notwithstanding any election made with respect to the Common Shares, if Cenovus is a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced rates of taxation.

Receipt of Foreign Currency

The gross amount of any dividend distribution that a U.S. Holder must include in income will be the U.S. dollar amount of the payments made in a currency other than U.S. dollars, calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes, and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Passive Income

U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of the Warrants or Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of the Warrants or Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of the Warrants or Common Shares within the United States or through certain U.S.-related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding and fails to provide a correct taxpayer identification number and make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

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In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds U.S.$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Securities. U.S. Holders should also be aware that if Cenovus were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Warrants, the Common Shares and their particular situations.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN WARRANTS OR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

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LEGAL MATTERS

Certain legal matters relating to Canadian law in connection with the distribution of the Common Shares issuable from time to time upon exercise of the Warrants have been passed upon for us by Bennett Jones LLP, Calgary, Alberta. Certain legal matters relating to United States law in connection with the distribution of the Common Shares issuable from time to time upon exercise of the Warrants have been passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

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AGENT FOR SERVICE OF PROCESS

Mr. Keith M. Casey, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 225 6 Avenue SW, PO Box 766, Calgary, Alberta, Canada T2P 0M5. Warrantholders and holders of Cenovus Replacement Options are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

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AUDITORS

Our independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who has issued an independent auditor’s report dated February 11, 2020 in respect of our consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2019 and December 31, 2018 and our consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and the report on internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised that they are independent with respect to Cenovus within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

KPMG LLP are the auditors of Husky and have confirmed that they are independent with respect to Husky within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to Husky under all relevant U.S. professional and regulatory standards.

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EXPERTS

Information relating to the reserves of Cenovus in the AIF, which is incorporated by reference in the prospectus, was prepared by GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd., as independent qualified reserves evaluators. As of the date of this prospectus supplement, the designated professionals (as defined under applicable securities legislation) of GLJ Petroleum Consultants Ltd. and the designated professionals of McDaniel & Associates Consultants Ltd., in each case, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of securities of Cenovus, Husky or any associate or affiliate of Cenovus or Husky, as applicable.

Certain information relating to the reserves of Husky included in the Husky AIF, which is incorporated by reference in the prospectus, has been calculated by Husky and audited and opined upon as of December 31, 2019 by Sproule Associates Limited (“Sproule”) and that reserves information is included in the Husky AIF. Sproule is an independent petroleum engineering consultant retained by Husky, and such reserves information has been so included in reliance on the opinion and analysis of Sproule given upon the authority of said firm as an expert in reserves engineering. The designated professionals (as defined under applicable securities legislation) of Sproule, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding securities of any class of securities of Cenovus, Husky or any associate or affiliate of Cenovus or Husky, as applicable.

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ANNEX A – FORM OF PLAN PROSPECTUS

Participant Information Statement

CENOVUS ENERGY INC.

Cenovus Energy, Inc.

Husky Energy Inc. Incentive Stock Option Plan, as amended

[        ] Common Shares (no par value)

THE ARRANGEMENT

On October 24, 2020, Cenovus Energy Inc. (“Cenovus” or the “Company”) and Husky Energy Inc. (“Husky”) agreed to the definitive terms of a transaction to combine the two companies pursuant to the terms and conditions of the Arrangement Agreement (the “Arrangement Agreement” and such transaction, the “Arrangement”). Pursuant to the Arrangement Agreement, Cenovus has agreed to acquire all of the issued and outstanding shares of Husky common stock (“Husky Common Shares” under a court-approved Plan of Arrangement in accordance with the provisions of the Business Corporations Act (Alberta), RSA 2000, c B-9, as amended (the “ABCA”). At the effective time of the Arrangement (the “Effective Time”), a portion of the Husky Common Shares held by each Husky common shareholder will be exchanged for common share purchase warrants of Cenovus (“Cenovus Warrants”) and the remaining portion of the Husky Common Shares will be exchanged for shares of Cenovus common stock such that, in aggregate, each Husky common shareholder will receive 0.7845 of a share of Cenovus common stock (“Cenovus Common Share” or “Common Share”) and 0.0651 of a Cenovus Warrant in respect of each Husky Common Share held. Each whole Cenovus Warrant will entitle the holder thereof to acquire one Cenovus Common Share upon payment in full of the exercise price of $6.54 per Cenovus Common Share at any time up to 60 months following completion of the Arrangement.

In connection with the Arrangement, Cenovus has assumed the Husky Energy Inc. Incentive Stock Option Plan, as amended (the “Plan”).

STOCK OPTIONS WITH RESPECT TO CENOVUS SHARES

Pursuant to the Plan of Arrangement, at the Effective Time, each outstanding stock option of Husky granted under the Plan and outstanding immediately prior to the Effective Time (a “Husky Option”) will be exchanged for an option to acquire such number of Cenovus Common Shares as is equal to that number of Husky Common Shares that were issuable upon exercise of a Husky Option immediately prior to the Effective Time, multiplied by 0.7845, and with an exercise price per Cenovus Common Share equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent (provided that, if the foregoing calculation results in a holder being entitled to acquire a fraction of a Cenovus Common Share, then the number of Cenovus Common Shares subject to such replacement options shall be rounded down to the next lower whole number of Cenovus Common Shares).

PRIOR DOCUMENTS

Information in documents previously delivered to the optionholder that were a part of the participant information statement relating to the Plan that describes Husky or Husky Shares or relates to the incorporation of

Participant Information Statement

Husky filings with the U.S. Securities and Exchange Commission (the “Commission”) is superseded by the information herein. In addition, except where the context clearly requires otherwise, references in the Plan to Husky or the board of directors of Husky or any committee thereof will be deemed to refer to Cenovus, the board of directors of Cenovus or any committee thereof, as applicable.

THIS PARTICIPANT INFORMATION STATEMENT

This participant information statement relates to Common Shares that may be issued or sold pursuant to the Plan. The Plan authorizes the issuance and sale of Common Shares as more fully described in this participant information statement. This participant information statement may be supplemented from time to time. In this participant information statement, except as otherwise indicated or as the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Cenovus.

Participants in the Plan may obtain additional information about the Plan by contacting the Corporate Secretary at the following address and telephone number: Cenovus Energy Inc., 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2, (403) 766-2000.

For the avoidance of doubt, following the Effective Time, no further options will be granted under the Plan.

The date of this participant information statement is [        ].

Participant Information Statement

This document constitutes part of a prospectus

covering securities that have been registered under the

U.S. Securities Act of 1933, as amended (the “Securities Act”)

Neither the Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Participants in the Plan are hereby notified that: (1) the following discussion is not intended or written to be relied upon, and cannot be relied upon, by participants for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (2) such discussion is written in connection with the promotion or marketing of Plan awards by the Company and (3) participants should seek advice based on their particular circumstances from their own independent tax advisors.

DESCRIPTION OF THE PLAN

The following is a summary of the material terms of the Plan. Reference is made to the text of the Plan for a more detailed description of the terms and conditions of the Plan. This participant information statement describes only the material features of the Plan and it may not contain all of the information that may be important for an optionholders’ consideration prior to exercising their options. Optionholders are encouraged to read the full text of the Plan and related option agreement for more information. In the event of any inconsistency between this participant information statement and the Plan document or related option agreement, the Plan document and related option agreement will govern. The discussion of tax matters below is only a general summary of income tax consequences arising in connection with the grant and/or exercise of optionholders’ options, and optionholders are encouraged to consult with their financial, tax and legal advisors regarding their individual circumstances.

Purpose of the Plan

The purpose of the Plan is to enable the Company, in appropriate circumstances, to offer ownership interests in the Company through options in order to assist the Company and its subsidiaries to attract and retain the services of Eligible Persons (as defined below) of outstanding ability, competence and potential. An option gives the optionholder the right to purchase a specified number of Common Shares at a specified price.

Administration

Unless otherwise directed by the Board of Directors of the Company (the “Board”), the Compensation Committee of the Board (the “Committee”) will administer the Plan. Members of the Committee are appointed by the Board and serve until their resignation from the Committee or the Board, or replacement by the Board. In addition to administering the Plan, the Committee is responsible for interpreting the Plan and determining all questions arising out of the Plan and any option granted pursuant to the Plan, which interpretations are conclusive and binding on the Company and all other affected persons unless otherwise determined by the Board.

Available Shares

Upon completion of the Arrangement, the aggregate number of Cenovus Common Shares that may be issued upon the exercise of options granted under the Plan will not exceed 14,914,157.

Under the Plan, the number of Common Shares issuable to any Eligible Person under the Plan, together with the Company’s other previously established or proposed Share Compensation Arrangements (as defined in the Plan), may not exceed 1% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares that may be reserved for issuance pursuant to options granted to Insiders (as defined in the Plan) under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, in aggregate, may not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares that may be issued under the Plan, together with all of the Company’s other previously established or proposed Share Compensation Arrangements, within a one-year period: (a) to Insiders in aggregate, may not exceed 10% of the issued and outstanding Common Shares; and (b) to any one optionholder who is an Insider, may not exceed 1% of the issued and outstanding Common Shares.

Any Common Shares subject to an option that expires or terminates without having been fully exercised will be included back in the allotment available for future awards. No fractional Common Shares may be issued under the Plan.

Eligibility

For purposes of the Plan, Eligible Persons shall include only individuals who were officers or employees of Husky at the Effective Time or who become new employees of the Company after the Effective Time (together, “Eligible Persons”). Non-employee directors and other non-employee contractors and third-party vendors are not eligible to participate in the Plan.

Terms and Conditions of Awards

Upon the grant of an option under the Plan, the Company will deliver to the optionholder an option agreement, dated as of the grant date, containing the terms of the option. Below is a summary of the terms of option awards under the Plan.

Exercise Price

Pursuant to the Plan of Arrangement, the exercise price of Common Shares subject to an option will be equal to the exercise price per share of a Husky Option immediately prior to the Effective Time divided by 0.7845 and rounded up to the nearest whole cent.

Exercise

An option may be exercised by an optionholder as follows:

•	on and after the first anniversary of the grant date, as to 33-1/3% of the optioned shares or any part thereof;

•	on and after the second anniversary of the grant date, as to an additional 33-1/3% of the optioned shares or any part thereof; and

•	on and after the third anniversary of the grant date, as to an additional 33-1/3% of the optioned shares or any part thereof.

Notwithstanding the foregoing, the Board may determine at the time of grant that a particular option will be exercisable in whole or in part on different dates and to determine after the grant date that a particular option will be exercisable in whole or in part on earlier dates for any reason, including if the Company or any other person or company proposes to implement a transaction that would, if implemented, result in a “change of control” of the Company. For purposes of the Plan, a change of control of the Company will be deemed to have occurred if any of the following occur:

(i)

the acquisition, whether directly or indirectly, by any person or company, or any persons or companies, of voting securities of the Company which constitute, in the aggregate, more than 30% of all outstanding voting securities of the Company;

(ii)

an amalgamation, arrangement or other form of business combination of the Company with another company that results in the holders of voting securities of the other company holding, in the aggregate, 30% or more of all outstanding voting securities of the Company resulting from the business combination;

(iii)	the sale, lease or exchange of all or substantially all of the property of the Company, other than in the ordinary course of business of the Company or to a subsidiary, to another person or company.

An optionholder who wishes to exercise an option may do so by delivering a notice of exercise, together with payment sufficient to pay the exercise price for the Common Shares acquired, plus an amount necessary to cover applicable income taxes.

Where the Common Shares are listed and posted for trading on a recognized stock exchange, an optionholder may complete a notice of exercise in the form prescribed by the Committee and surrender the options unexercised to the Company in consideration for the receipt by the optionholder of an amount (the “Settlement Amount”) equal to the excess, if any, of (a) the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender (the “Surrender Date”) over (b) the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined for the purposes hereof to be the weighted average trading price of the Common Shares on such stock exchange for the five days on which board lots of the Common Shares have traded following the Surrender Date (or if there were no board lot trades on any of those days, then on the following day or days on which a board lot has traded on such exchange). The Settlement Amount is payable in cash and the Company will withhold from the Settlement Amount such amounts as may be required to be withheld according to law. As of May 6, 2015, the Plan was amended to delete a provision that provided that for each option so surrendered to the Company for a cash payment, notwithstanding that no Common Shares were issued, the number of Common Shares reserved pursuant to the Plan for issuance pursuant to the exercise of stock options would be reduced by the number of stock options so surrendered.

Not later than three Company business days after receipt of the notice and payment in full for any optioned Common Shares being exercised, the Company will direct its transfer agent to issue a certificate in the name of the optionholder (or, if deceased, his or her estate) for the number of optioned Common Shares purchased by the optionholder (or his or her estate), which will be issued as fully paid and non-assessable Common Shares.

Term of Options

In general, the term of each option will be five years from the grant date, subject to the right of the Board to determine at the time of grant that a particular option will have a shorter or longer term. No option may have a term exceeding ten years. Further, in the event that an option expires on a date during, or within five days of the expiration of, a trading blackout period applicable to the optionholder (such trading blackouts are set out in the Company’s Policy on Disclosure & Employee Trading, the expiration date will be extended to that date which is five business days following the lifting of the blackout period.

An option will expire immediately upon the optionholder ceasing to be an Eligible Person under the Plan as a result of being dismissed from his or her office or employment for cause, including where such Eligible Person resigns his or her office or employment after being requested to do so by the Company as an alternative to being dismissed or terminated for cause.

Subject to the earlier expiration of an option on its applicable expiration date, an option will also expire in the following events and manners:

•

if an optionholder resigns his or her office or employment (except where such resignation is requested by the Company) or he or she is dismissed without cause, the portion of the option that is exercisable at the date of termination, excluding any notice period, may be exercised by the optionholder during the period ending ninety (90) days after the date of termination, but no other future options are exercisable;

•

if an optionholder retires and is not LTI Plan Retirement Eligible or his or her employment is terminated due to permanent disability, the portion of the option that is exercisable at the date of retirement or termination may be exercised by the optionholder during the period ending ninety (90) days after the date of retirement or termination;

•	if an optionholder retires and is LTI Plan Retirement Eligible,

(i)

any unvested options held by the optionholder shall continue to vest in accordance with their terms and may be exercised along with all of the optionholder’s other vested options by the optionholder during the period ending ninety (90) days after the date the last of the optionholder’s options vest in accordance with their terms; and

(ii)

notwithstanding section (i), any options granted to the optionholder in the year of his retirement (“New Options”) shall vest in accordance with their terms only as to that number of New Options equal to A x B/12 where:

A =	the number of New Options granted in the calendar year of the optionholder’s retirement;

B =	the number of completed months in the calendar year that the New Options were granted that the optionholder was an employee of the Company;

provided that if the optionholder has been an employee of the Company for less than six (6) months of the calendar year in which the New Options were granted then none of the New Options shall vest and the New Options shall expire and terminate on the date of retirement; and

•

if an optionholder dies, any unvested options shall vest as at the date of death of the optionholder and may be exercised by the legal personal representatives of the optionholder during the period ending twelve (12) months after the death of the optionholder.

“LTI Plan Retirement Eligible” means the Eligible Person is one of the following:

(i)	is age 65 or older; or

(ii)

is age 55 to 64 and both the Chief Executive Officer and the Senior Vice President, Human & Corporate Resources of the Company have approved, on an exceptions basis, prior to the date of discontinuance of employment, the Eligible Person’s discontinuance of employment with the Company as a retirement for purposes of the Plan.

Amendments and Termination

The Board may at any time and from time to time, without the requirement of shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of options granted pursuant to the Plan, subject to any required approval of any regulatory authority or stock exchange, including, without limitation, where the amendment:

•	is to alter, extend or accelerate the terms and conditions of vesting applicable to any option;

•	is to amend the exercise price of any option (other than reductions of the exercise price of options granted to Insiders);

•	is to amend the expiration date of any option (other than extensions of options granted to Insiders);

•	amends or modifies the mechanics of exercise of any option; or

•	changes the termination provisions of an option or the Plan which does not entail an extension beyond the original expiration date.

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any option or any right remains outstanding. Notwithstanding the termination of the Plan, the Board will remain able to make amendments to the Plan or the options as they would have been entitled to make if the Plan were still in effect.

Non-Assignable

Except for exercises by the legal representatives of an optionholder that has died, an option may be exercised only by the optionholder and may not be assigned.

Rights of Participants

An optionholder does not have any rights as a shareholder of the Company except for those rights acquired through the exercise of his or her options in accordance with their terms. Nothing in the Plan or in any option agreement will confer on any optionholder any right to remain as an officer or employee of the Company or any subsidiary.

Adjustments

The number of Common Shares delivered to an optionholder upon exercise of an option will be adjusted upon the occurrence of certain events, as detailed in the Plan, involving (i) changes to the number of shares or attributes of the Company’s Common Shares; (ii) the distribution to all shareholders of other securities or property or assets of the Company; or (iii) specified other corporate transactions.

Any adjustments to the Common Shares underlying the options will take effect at the time of the event giving rise to the adjustment and will be cumulative. However, the Company will not be required to issue fractional Common Shares or other securities under the Plan and any fractional interest in a Common Share or other security that would otherwise be delivered upon the exercise of an option will be cancelled.

WITHHOLDING TAX

To the extent that the Company is required to withhold federal, provincial, state, local or foreign taxes in connection with any payment made to, or benefit realized by, an optionholder or other person under the Plan, the Company will require that the optionholder or such other person make arrangements satisfactory to the Company for satisfying such withholding obligation prior to the receipt of such payment or the realization of such benefit.

EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

The Plan is neither qualified under Section 401(a) of the Code, nor subject to any provision of the U.S. Employee Retirement Income Security Act of 1974, as amended.

REOFFERS AND RESALES

Common Shares purchased upon exercise of options granted under the Plan may be resold freely, except that any participant or any other person who is deemed to be an “affiliate” of the Company within the meaning of the Securities Act and the rules and regulations promulgated thereunder may not sell Common Shares acquired upon exercise of options granted under the Plan unless those Common Shares have been registered by the Company under the Securities Act for resale by such affiliate or an exemption from registration under the Securities Act is available. Rule 144 under the Securities Act provides an exemption from registration provided certain limitations on the manner of sale and the amount of Common Shares sold are observed. An individual who is not an executive officer, director or 10% shareholder of the Company generally would not be deemed to be an “affiliate” of the Company.

Any officer acquiring Common Shares upon the exercise of options granted under the Plan, or selling Common Shares, should consult with legal counsel and the Company prior to exercising options or selling Common Shares. Such exercises or sales may implicate securities laws other than Rule 144, including Rule 10b-5 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and applicable U.S. and Canadian insider trading requirements.

CERTAIN INCOME TAX CONSIDERATIONS FOR UNITED STATES PERSONS

The following is a brief summary of some of the federal income tax consequences of stock options under the Plan based on U.S. federal income tax laws for individuals subject to tax in the United States. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

It is anticipated that neither the grant nor the vesting of a stock option will be a taxable event for a U.S. option holder. In general, a U.S. option holder will realize ordinary income upon the exercise of the option equal to the excess of the then fair market value of the Common Shares acquired pursuant to such exercise over the exercise price paid for such Common Shares. Upon a subsequent sale of the Common Shares, the option holder will realize capital gain equal to the excess of the selling price over the fair market value of the Common Shares on the option exercise date. If the option is surrendered in exchange for cash (instead of being exercised), the U.S. option holder will realize ordinary income equal to the amount of cash received in the exchange.

Tax Consequences to the Company or Subsidiary

To the extent that an optionholder recognizes ordinary income in the circumstances described above, the subsidiary for which the participant performs services will generally be entitled to a corresponding deduction for U.S. tax purposes.

INCORPORATION OF DOCUMENTS BY REFERENCE

The Commission allows the Company to “incorporate by reference” in this participant information statement the information it files with the Commission, which means that the Company can disclose important information to optionholders by referring to those documents. The information incorporated by reference is an important part of this participant information statement, and information that the Company files later with the Commission will automatically update and supersede the information contained in or incorporated by reference in this participant information statement. The Company incorporates by reference the following documents:

•	The Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2019, filed with the Commission on February 12, 2020;

•	The portions of the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Commission on April 29, 2020, July 23, 2020, July 29, 2020, October 29, 2020 and November 16, 2020;

•

The description of the common shares set forth in the Company’s Registration Statement on Form F-10 filed pursuant to Section 12 of the Exchange Act, as amended, on September 20, 2019, and any amendment or report filed for the purpose of updating such description.

In addition, all of the Company’s reports filed with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to filing post-effective amendments to the Company’s Registration Statement on Form S-8 (Commission File No. 333-[        ]) relating to the Plan that indicate that all securities offered have been sold or that deregister all securities then remaining unsold will be deemed to be incorporated by reference in this participant information statement and to be a part hereof from the date of filing of such reports.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this participant information statement to the extent that a statement contained in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded may not be deemed, except as not modified or superseded, to constitute a part of this participant information statement.

ADDITIONAL INFORMATION

Additional information about the Plan and the Company may be obtained from, and copies of the following documents or reports will be furnished without charge upon written or oral request to: Cenovus Energy Inc., attention: Corporate Secretary, 4100, 225 6 Avenue S.W., Calgary, Alberta, Canada T2P 1N2, (403) 766-2000:

•

documents or reports incorporated by reference into this participant information statement, excluding exhibits to such documents or reports unless such exhibits are specifically incorporated by reference into such documents or reports;

•	the Company’s annual report for the latest fiscal year; and

•	all reports, management information circulars and other communications distributed by the Company to its shareholders.

The Company will make available upon request to all participants in the Plan copies of all reports, management information circulars and other communications distributed to the Company’s shareholders generally.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 19, 2019

Cenovus Energy Inc.

US$5,000,000,000

Debt Securities

Common Shares

Preferred Shares

Subscription Receipts

Warrants

Share Purchase Contracts

Units

We may from time to time offer and sell our debentures, notes or other evidence of indebtedness of any kind, nature or description and which may be issuable in series (collectively, “debt securities”), common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units (collectively, debt securities, common shares, preferred shares, subscription receipts, warrants, share purchase contracts and units are referred to in this prospectus as the “Securities”) having an aggregate offering amount of up to US$5,000,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25-month period that this prospectus, including any amendments hereto, remains valid. ConocoPhillips Company or its affiliates or their respective permitted assignees (collectively, the “Selling Shareholder” or “ConocoPhillips”, as applicable) may also offer and sell common shares from time to time pursuant to this prospectus. See “Selling Shareholder”. The common shares that may be sold under this prospectus by the Selling Shareholder were acquired by ConocoPhillips in connection with the Acquisition (as defined herein).

Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more prospectus supplements. The Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law. We will provide the specific terms of the Securities in supplements to this prospectus that will be delivered to purchasers together with this prospectus. Unless otherwise provided in a prospectus supplement relating to a series of debt securities, the debt securities will be our direct, unsecured and unsubordinated obligations and will be issued under a trust indenture. You should read this prospectus and any prospectus supplement carefully before you invest in any of the Securities.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are generally accepted accounting principles (“GAAP”) in Canada. Our financial statements, which are subject to United States auditing and auditor independence standards, may not be comparable to financial statements of United States companies.

Certain data relating to our reserves included in or incorporated by reference in this prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See “Note Relating to Reserves Disclosure”.

Owning the Securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement. See “Certain Income Tax Considerations”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because we are organized under the laws of Canada. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. See “Enforceability of Civil Liabilities”.

Investment in the Securities involves certain risks that should be considered by a prospective purchaser. See “Risk Factors” along with the risk factors described in the applicable prospectus supplement pertaining to a distribution of Securities and the risk factors described in the documents incorporated by reference in this prospectus and any applicable prospectus supplement. See “Where You Can Find More Information”.

We may sell the Securities and the Selling Shareholder may sell common shares to or through underwriters or dealers, directly to one or more purchasers or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us and/or the Selling Shareholder in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Shareholder, any fees, discounts or other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.

Subject to applicable laws, in connection with any offering of Securities, the underwriters or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. However, no underwriter or dealer involved in an “at-the-market distribution”, as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities. See “Plan of Distribution”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “CVE”. On September 18, 2019, the last completed trading day prior to the date of this prospectus, the closing price of the common shares on the TSX and NYSE was $13.23 and US$9.97 per common share, respectively. Unless otherwise specified in the applicable prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units will not be listed on any securities or stock exchange. There is no market through which the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units may be sold and purchasers may not be able to resell such securities purchased under this prospectus and the applicable prospectus supplement. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. See “Risk Factors”.

Mr. Steven F. Leer, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus Energy Inc. (“Cenovus”) who reside outside of Canada. Each of these directors has appointed us as their agent for service of process in Canada at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Our head and registered office is located at 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6.

Our earnings coverage ratios for the twelve month periods ended December 31, 2018 and June 30, 2019 are less than one-to-one. See “Earnings Coverage”.

ABOUT THIS PROSPECTUS

Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and any prospectus supplement to “Cenovus”, “we”, “us” and “our” mean Cenovus Energy Inc. and its consolidated subsidiaries and partnerships.

In this prospectus, in any prospectus supplement and in documents incorporated by reference in this prospectus, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars, references to “dollars”, or “$” are to Canadian dollars and all references to “US$” are to United States dollars. Unless otherwise indicated, all financial information included in this prospectus and documents incorporated by reference in this prospectus or included in any prospectus supplement has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which are also generally accepted accounting principles for publicly accountable enterprises in Canada.

We may, from time to time, sell any combination of the Securities described in this prospectus, and the Selling Shareholder may, from time to time, sell common shares in one or more offerings up to an aggregate offering amount of US$5,000,000,000 or the equivalent in other currencies. This prospectus provides you with a general description of the Securities that we and, in the case of common shares, that we and the Selling Shareholder may offer. Each time we sell Securities or the Selling Shareholder sells common shares under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading “Where You Can Find More Information”.

Cenovus has filed with the SEC under the Securities Act of 1933, as amended (the “1933 Act”) a registration statement on Form F-10 relating to the offering of the Securities, of which this prospectus forms part. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this prospectus but contained in the registration statement will be available on the SEC’s website at www.sec.gov. You may refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Securities.

Information on or connected to our website, even if referred to in a document incorporated by reference herein, does not constitute part of this prospectus.

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain certain forward looking statements and forward looking information (collectively referred to as “forward looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although we believe that the expectations represented by such forward looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this prospectus is identified by words such as “aim”, “anticipate”, “believe”, “capacity”, “committed”, “commitment”, “could”, “expect”, “estimate”, “focus”, “forecast”, “forward”, “future”, “guidance”, “may”, “on track”, “outlook”, “plan”, “position”, “potential”, “priority”, “projection”, “pursue”, “strategy”, “should”, “target”, “will”, or similar expressions and includes suggestions of future outcomes, including statements about: strategy and related milestones; schedules and plans; use of proceeds; focus on maximizing shareholder value through cost leadership; desire to realize the best margins for our products; plans to maintain and demonstrate financial discipline while balancing growth and shareholder return; continuing to advance our operational performance and upholding our trusted reputation; expected timing for oil sands expansion phases and associated expected production capacities; projections for 2019 and future years and our plans and strategies to realize such projections; forecast exchange rates and trends; future opportunities for oil and natural gas development; forecast operating and financial results, including forecast sales prices, costs and cash flows; our commitment to continue reducing debt, including our long-term target net debt to adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) ratio; our ability to satisfy payment obligations as they become due; priorities for and approach to capital investment decisions or capital allocation; planned capital expenditures, including the amount, timing and funding sources thereof; all statements with respect to our 2019 guidance estimates; expected future production, including the timing, stability or growth thereof; the impact of the Government of Alberta’s mandatory production curtailment; our ability to take steps to partially mitigate against wider West Texas Intermediate (“WTI”) and Western Canadian Select (“WCS”) price differentials; our expectation that our capital investment and any cash dividends for 2019 will be funded from internally generated cash flows and cash balance on hand; expected reserves; capacities, including for projects, transportation and refining; all statements related to government royalty regimes applicable to Cenovus, which regimes are subject to change; our ability to preserve our financial resilience and various plans and strategies with respect thereto; forecast cost reductions and sustainability thereof; our priorities, including for 2019; future impact of regulatory measures; forecast commodity prices, differentials and trends and expected impact; potential impacts of various risks, including those related to commodity prices and climate change; the potential effectiveness of our risk management strategies; new accounting standards, the timing for the adoption thereof, and anticipated impact on the consolidated financial statements; the availability and repayment of our credit facilities; potential asset sales; expected impacts of the contingent payment; future use and development of technology and associated future outcomes; our ability to access and implement all technology necessary to efficiently and effectively operate our assets and achieve expected future cost reductions; and projected growth and projected shareholder return. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which our forward-looking information is based include: forecast oil and natural gas, natural gas liquids, condensate and refined products prices, light-heavy crude oil price differentials and other assumptions identified in Cenovus’s 2019 guidance, available at cenovus.com; bottom of the cycle commodity prices of US$45/bbl WTI and C$44/bbl WCS; projected capital investment levels, the flexibility of capital spending plans and associated sources of funding; achievement of further cost reductions and sustainability thereof; applicable royalty regimes, including expected royalty rates; future improvements in availability of product transportation capacity; increase to our share price and market capitalization over the long-term; future narrowing of crude oil differentials; realization of expected capacity to store within our oil sands reservoirs barrels not yet produced, including that we will be able to time production and sales of our inventory at later dates when pipeline capacity has improved and crude oil differentials have narrowed; the Government of Alberta’s mandatory production curtailment will narrow the differential between WTI and WCS crude oil prices thereby positively impacting cash flows for Cenovus; the ability of our refining capacity, dynamic storage, existing pipeline commitments, financial hedge transactions and plans to ramp up crude-by-rail loading capacity to partially mitigate a portion of our WCS crude oil volumes against wider differentials; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; accounting estimates and judgments; future use and development of technology and associated expected future results; our ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects or stages thereof; our ability to generate sufficient cash flow to meet our current and future obligations; estimated abandonment and reclamation costs, including associated levies and regulations applicable thereto; achievement of expected impacts of the 2017 acquisition (the “Acquisition”) from ConocoPhillips of: (i) ConocoPhillips’ 50% interest (being the remaining 50% interest that we did not already own) in FCCL Partnership, the owner of the Foster Creek, Christina Lake and Narrows Lake oil sands projects in northeast Alberta, and (ii) the majority of ConocoPhillips’ western Canadian conventional assets in Alberta and British Columbia (collectively, the “Assets”); our ability to obtain and retain qualified staff and equipment in a timely and cost-efficient manner; our ability to access sufficient capital to pursue our development plans; our ability to complete asset sales, including with desired transaction metrics and within the timelines we expect; forecast inflation and other assumptions inherent in our current guidance set out below; expected impacts of the contingent payment to ConocoPhillips; alignment of realized WCS and WCS prices used to calculate the contingent payment to ConocoPhillips; our ability to access and implement all technology necessary to achieve expected future results; our ability to implement capital projects or stages thereof in a successful and timely manner; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

The information contained on our website is not incorporated by reference into this prospectus. The reference to our website is intended to be an inactive textual reference.

2019 guidance, as updated April 23, 2019, assumes: Brent prices of US$66.00/bbl, WTI prices of US$59.00/bbl; WCS of US$44.50/bbl; AECO natural gas prices of $1.55/Mcf; Chicago 3-2-1 crack spread of US$15.00/bbl; and an exchange rate of $0.75 US$/C$.

The risk factors and uncertainties that could cause our actual results to differ materially include: our ability to realize the anticipated benefits of and synergies from the Acquisition; our ability to access or implement some or all of the technology necessary to efficiently and effectively operate our assets and achieve expected future results; volatility of and other assumptions regarding commodity prices; our ability to realize the expected impacts of our capacity to store within our oil sands reservoirs barrels not yet produced, including possible inability to time production and sales at later dates when pipeline capacity and crude oil differentials have improved; failure of the Government of Alberta’s mandatory production curtailment to cause the differential between the WTI and the WCS crude oil prices to narrow or to narrow sufficiently to positively impact our cash flows; the Government of Alberta may extend mandatory production curtailment beyond when takeaway capacity constraints have been sufficiently relieved; the effectiveness of our risk management program, including the impact of derivative financial instruments, the success of our hedging strategies and the sufficiency of our liquidity position; the accuracy of cost estimates regarding commodity prices, currency and interest rates; lack of alignment of realized WCS prices and WCS prices used to calculate the contingent payment to ConocoPhillips; product supply and demand; accuracy of our share price and market capitalization assumptions; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks, exposure to counterparties and partners, including the ability and willingness of such parties to satisfy contractual obligations in a timely manner; risks inherent in the operation of our crude-by-rail terminal, including health, safety and environmental risks; our ability to maintain desirable ratios of net debt to Adjusted

EBITDA as well as net debt to capitalization; our ability to access various sources of debt and equity capital, generally, and on terms acceptable to us; our ability to finance growth and sustaining capital expenditures; changes in credit ratings applicable to us or any of our securities; changes to our dividend plans or strategy, including our dividend reinvestment plan; accuracy of our reserves, future production and future net revenue estimates; accuracy of our accounting estimates and judgments; our ability to replace and expand oil and gas reserves; potential requirements under applicable accounting standards for impairment or reversal of estimated recoverable amounts of some or all of our assets or goodwill from time to time; our ability to maintain our relationship with our partners and to successfully manage and operate our integrated business; reliability of our assets including in order to meet production targets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; the occurrence of unexpected events such as fires, severe weather conditions, explosions, blow-outs, equipment failures, transportation incidents and other accidents or similar events; refining and marketing margins; inflationary pressures on operating costs, including labour, materials, natural gas and other energy sources used in oil sands processes; potential failure of products to achieve or maintain acceptance in the market; risks associated with fossil fuel industry reputation; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in producing, transporting or refining of bitumen and/or crude oil into petroleum and chemical products; risks associated with technology and its application to our business; risks associated with climate change and our assumptions relating thereto; the timing and the costs of well and pipeline construction; our ability to secure adequate and cost effective product transportation including sufficient pipeline, crude-by-rail, marine or alternate transportation, including to address any gaps caused by constraints in the pipeline system; availability of, and our ability to attract and retain, critical talent; possible failure to obtain and retain qualified staff and equipment in a timely and cost efficient manner; changes in labour relationships; changes in the regulatory framework in any of the locations in which we operate, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon, climate change and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in general economic, market and business conditions; the political and economic conditions in the countries in which we operate or supply; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits, shareholder proposals and regulatory actions against us.

Statements relating to “reserves” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated, and can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward looking information. You should carefully consider the matters discussed under “Risk Factors” in this prospectus and in any applicable prospectus supplement. You should also refer to “Risk Factors” in our AIF (as defined herein), “Risk Management and Risk Factors” in our Annual MD&A (as defined herein) and “Risk Management and Risk Factors” in the Interim MD&A (as defined herein), each as incorporated by reference in this prospectus, and to the risk factors described in other documents incorporated by reference in this prospectus.

You should not place undue reliance on the forward looking information contained in this prospectus or incorporated by reference in this prospectus, as actual results achieved will vary from such forward looking information and the variations may be material. We make no representation that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward looking information contained or incorporated by reference in this prospectus is made as of the date of this prospectus or as of the date specified in the documents incorporated by reference in this prospectus, as the case may be. Except as required by applicable securities laws, we undertake no obligation to update publicly or otherwise revise any forward looking information or the foregoing list of factors affecting those statements, whether as a result of new information, future events or otherwise or the foregoing lists of factors affecting this information.

This cautionary statement qualifies all forward looking information contained in this prospectus or incorporated by reference in this prospectus.

NOTE RELATING TO RESERVES DISCLOSURE

The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and probable reserves, and to disclose reserves and production on a gross basis before deducting royalties. Proved reserves are reserves that can be estimated with a high degree of certainty to be recoverable. Probable reserves are those additional reserves that are less certain to be recovered.

We are permitted to disclose reserves in accordance with Canadian securities law requirements and the disclosure in certain of the documents incorporated by reference herein include reserves designated as probable reserves.

The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable reserves.

As permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices.

For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled “Reserves Data and Other Oil and Gas Information” in our annual information form, which is incorporated by reference herein.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation incorporated under and governed by the Canada Business Corporations Act. Most of our directors and officers, and some or all of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors and officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is a real doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Corporate Secretary of Cenovus Energy Inc., 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, telephone (403) 766-2000. These documents are also available through the internet via the System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com.

We file with the securities commission or authority in each of the provinces and territories of Canada, annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the United States. Our filings are also electronically available from the SEC’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), which can be accessed at www.sec.gov, as well as from commercial document retrieval services.

Under applicable securities laws in Canada and the United States, the Canadian securities commissions and the SEC allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the Canadian securities commissions under Canadian securities legislation:

(a)	our audited annual consolidated financial statements and auditor’s report thereon as at and for the year ended December 31, 2018;

(b)	our management’s discussion and analysis for the year ended December 31, 2018 (the “Annual MD&A”);

(c)	our unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2019 (the “Interim Consolidated Financial Statements”);

(d)	our management’s discussion and analysis for the three and six months ended June 30, 2019 (the “Interim MD&A”);

(e)	our annual information form dated February 12, 2019 (the “AIF”); and

(f)	our management information circular dated March 1, 2019 in connection with an annual meeting of shareholders held on April 24, 2019.

Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) to be incorporated by reference in this prospectus, including any annual information form, audited annual consolidated financial statements (together with the auditor’s reports thereon), information circular, unaudited interim consolidated financial statements, management’s discussion and analysis, material change reports (excluding confidential material change reports) or business acquisition reports filed by us with securities commissions or similar authorities in the relevant provinces and territories of Canada subsequent to the date of this prospectus and prior to the termination of the offering of Securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual reports on Form 40-F and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

Any “template version” of “marketing materials” (as those terms are defined under applicable Canadian securities laws) that are utilized in connection with the distribution of Securities will be filed on SEDAR. In the event that such marketing materials are filed after the date of the applicable prospectus supplement for the offering and before termination of the distribution of such Securities, such filed versions of the marketing materials will be deemed to be incorporated by reference into the applicable prospectus supplement for the purposes of the distribution of the Securities to which the prospectus supplement pertains.

We will file updated earnings coverage ratios quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to our unaudited interim consolidated financial statements and audited annual consolidated financial statements which will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the Securities.

Upon a new annual information form and related audited annual consolidated financial statements and management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the previous annual information form, the previous audited annual consolidated financial statements and related management’s discussion and analysis, all unaudited interim consolidated financial statements and related management’s discussion and analysis, material change reports and business acquisition reports filed prior to the commencement of our financial year in which the new annual information form and corresponding audited annual consolidated financial statements and management’s discussion and analysis are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon new unaudited interim consolidated financial statements and related management’s discussion and analysis being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, all unaudited interim consolidated financial statements and related management’s discussion and analysis filed prior to the new unaudited interim consolidated financial statements and related management’s discussion and analysis shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus. Upon a new information circular relating to an annual meeting of our shareholders being filed by us with the securities commission or similar regulatory authority in each of the provinces and territories of Canada during the term of this prospectus, the information circular for the preceding annual meeting of our shareholders shall be deemed no longer to be incorporated into this prospectus for purposes of future distributions of Securities under this prospectus.

All information permitted under applicable securities laws to be omitted from this prospectus will be contained or incorporated by reference in one or more prospectus supplements that will be delivered to purchasers together with this prospectus and any amendments hereto. Each prospectus supplement will be deemed to be incorporated by reference in this prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the offering of the Securities to which the prospectus supplement pertains.

CENOVUS ENERGY INC.

Cenovus is a Canadian integrated oil company headquartered in Calgary, Alberta, with our shares listed on the TSX and the NYSE. On June 30, 2019, we had an enterprise value of approximately $22 billion. Operations include oil sands projects in northeast Alberta and established crude oil, natural gas liquids (“NGLs”) and natural gas production in Alberta and British Columbia. Total production from our upstream assets averaged approximately 443,000 barrels of oil equivalent per day for the three months ended June 30, 2019. We also conduct marketing activities and have ownership interest in refining operations in the United States (“U.S.”). The refineries processed an average of 474,000 gross barrels per day of crude oil feedstock into an average of 501,000 gross barrels per day of refined products in the three months ended June 30, 2019.

Our strategy is focused on maximizing shareholder value through cost leadership and realizing the best margins for our products. We believe that maintaining a strong balance sheet will help Cenovus navigate through commodity price volatility and give us the flexibility to proceed with opportunities at all points in the price cycle. We aim to evaluate disciplined investment in our portfolio against dividend increases, share repurchases and maintaining the optimal debt level while retaining investment grade status. Our investment focus will be on areas where we believe we have the greatest competitive advantage. We plan to achieve our strategy by leveraging our strategic focus areas including oil sands, conventional oil and natural gas assets, marketing, transportation and refining portfolio, and our people.

Our reportable segments are as follows:

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Oil Sands, which includes the development and production of bitumen in northeast Alberta. Our bitumen assets include Foster Creek, Christina Lake and Narrows Lake as well as other projects in the early stages of development.

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Deep Basin, which includes approximately 2.8 million net acres of land primarily in the Elmworth-Wapiti, Kaybob-Edson, and Clearwater operating areas, rich in natural gas and NGLs. The assets reside in Alberta and British Columbia and include interests in numerous natural gas processing facilities.

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Refining and Marketing, which is responsible for transporting, selling and refining crude oil into petroleum and chemical products. Cenovus jointly owns two refineries in the U.S. with the operator Phillips 66, an unrelated U.S. public company. In addition, we own and operate a crude-by-rail terminal in Alberta. This segment coordinates our marketing and transportation initiatives to optimize product mix, delivery points, transportation commitments and customer diversification.

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Corporate and Eliminations, which primarily includes unrealized gains and losses recorded on derivative financial instruments, gains and losses on divestiture of assets, as well as other Cenovus-wide costs for general and administrative, financing activities and research costs. As financial instruments are settled, the realized gains and losses are recorded in the reportable segment to which the derivative instrument relates. Eliminations include adjustments for internal usage of natural gas production between segments, transloading services provided to the Oil Sands segment by our rail terminal, crude oil production used as feedstock by the Refining and Marketing segment, and unrealized intersegment profits in inventory. Eliminations are recorded at transfer prices based on current market prices.

CONSOLIDATED CAPITALIZATION

There have been no material changes in our share and loan capital, on a consolidated basis, since June 30, 2019.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the Securities for general corporate purposes. Those general corporate purposes may include capital expenditures, the repayment of indebtedness and the financing of acquisitions. The amount of net proceeds to be used for any such purpose will be described in the applicable prospectus supplement. We may invest funds that we do not immediately require in short-term marketable securities. The Selling Shareholder will not, directly or indirectly, receive any proceeds from any offering of Securities by us under this prospectus. We will not, directly or indirectly, receive any proceeds from any sale of common shares by the Selling Shareholder.

DESCRIPTION OF DEBT SECURITIES

In this section only, “we”, “us”, “our” or “Cenovus” refer only to Cenovus Energy Inc. without any of its subsidiaries or partnerships through which it operates. The following description describes certain general terms and provisions of the debt securities.

We may issue debt securities either separately or together with or upon the conversion of or in exchange for other Securities. The particular terms and provisions of each series of debt securities we may offer, including any conversion or exchange rights attaching to the debt securities, will be described in greater detail in the applicable prospectus supplement which may provide information that is different from this prospectus. We reserve the right to include in a prospectus supplement specific variable terms pertaining to the debt securities that are not within the descriptions set forth in this prospectus. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those debt securities.

Debt securities offered pursuant to this prospectus may be issued under an indenture dated August 17, 2012 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2012 Indenture”) or under an indenture dated April 7, 2017 between us and The Bank of New York Mellon, as “Trustee” (as supplemented from time to time, the “2017 Indenture” and together with the 2012 Indenture, the “Indentures”). The Indentures are subject to and governed by the United States Trust Indenture Act of 1939, as amended. We may also, from time to time, issue debt instruments and incur additional indebtedness pursuant to this prospectus under one or more indentures other than the 2012 Indenture or the 2017 Indenture.

General

The applicable prospectus supplement relating to a distribution of debt securities to be issued under the 2012 Indenture, the 2017 Indenture or otherwise, will disclose the specific terms of such debt securities. Those terms may include some or all of the following:

•	the specific designation and the aggregate principal amount of the debt securities of such series;

•

the extent and manner, if any, to which payment on or in respect of our debt securities of such series will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

•	the percentage or percentages of principal amount at which our debt securities of such series will be issued;

•

the date or dates on which the principal of (and premium, if any, on) our debt securities of such series will be payable and the portion (if less than the principal amount) of the debt securities of such series to be payable upon a declaration of acceleration of maturity and/or the method by which such date or dates shall be determined or extended;

•	the rate or rates (whether fixed or variable) at which our debt securities of such series will bear interest, if any, and the date or dates from which such interest will accrue;

•	the dates on which any interest will be payable and the regular record dates for the payment of interest on our debt securities of such series in registered form;

•

the place or places where the principal of (and premium, if any, and interest, if any, on) our debt securities will be payable, and each office or agency where our debt securities of such series may be presented for registration of transfer or exchange;

•

if other than United States dollars, the currency in which our debt securities of such series are denominated or in which currency payment of the principal of (and premium, if any, and interest, if any, on) such debt securities of such series will be payable;

•	whether our debt securities of such series will be issuable in the form of one or more global securities and, if so, the identity of the depositary for the global securities;

•	any mandatory or optional redemption or sinking fund provisions;

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the period or periods, if any, within which, the price or prices at which, the currency in which and the terms and conditions upon which our debt securities of such series may be redeemed or purchased by us;

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the terms and conditions, if any, upon which you may redeem our debt securities of such series prior to maturity and the price or prices at which and the currency in which our debt securities of such series are payable;

•	any index used to determine the amount of payments of principal of (and premium, if any, or interest, if any, on) our debt securities of such series;

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the terms, conditions and procedures, if any, on which our debt securities may be converted or exchanged for other of our securities, including common shares, preferred shares, debt securities or debt securities of other entities;

•

any other terms of our debt securities of such series, including covenants and events of default which apply solely to a particular series of our debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to our debt securities of such series which do not apply to a particular series of our debt securities;

•	if other than The Depository Trust Company, the person designated as the depositary for the debt securities of such series;

•	any applicable material Canadian and United States federal income tax consequences;

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whether and under what circumstances we will pay additional amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay additional amounts (and the terms of any such option);

•	whether the payment of our debt securities will be guaranteed by any other person; and

•	if other than denominations of US$2,000 and any integral multiple of US$1,000 in excess thereof, the denominations in which any securities of the series shall be issuable.

In addition to new issues of debt securities, this prospectus may be used in connection with the remarketing of outstanding debt securities, in which case the terms of the remarketing and of the remarketed debt securities will be set forth in the applicable prospectus supplement. See “Plan of Distribution”.

DESCRIPTION OF SHARE CAPITAL

The following sets forth the terms and provisions of our existing capital. The particular terms and provisions of the common shares and/or preferred shares offered by a prospectus supplement and the extent to which these general terms and provisions apply will be described in such prospectus supplement. Cenovus is authorized to issue: (i) an unlimited number of common shares; and (ii) first preferred shares and second preferred shares (collectively, the “preferred shares”) up to an aggregate number not to exceed 20% of the aggregate number of common shares then outstanding.

Common Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

The holders of common shares are entitled: (i) to receive dividends if, as and when declared by the board of directors of Cenovus (the “Board”); (ii) to receive notice of, to attend, and to vote on the basis of one vote per common share held, at all meetings of shareholders; and (iii) to participate in any distribution of Cenovus’s assets in the event of liquidation, dissolution or winding up or other distribution of Cenovus’s assets among its shareholders for the purpose of winding up its affairs.

The declaration of dividends is at the sole discretion of the Board and is considered each quarter. All dividends will be reviewed by the Board and may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus.

Preferred Shares

The following description is subject to, and qualified by reference to, the terms and provisions of our articles and by-laws.

Preferred shares may be issued in one or more series. The Board may determine the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares before the issue of such series. Holders of the preferred shares are not entitled to vote at any meeting of the shareholders of Cenovus, but may be entitled to vote if Cenovus fails to pay dividends on that series of preferred shares. The first preferred shares are entitled to priority over the second preferred shares and the common shares, and the second preferred shares are entitled to priority over the common shares, with respect to the payment of dividends and the distribution of assets of Cenovus in the event of any liquidation, dissolution or winding up of Cenovus’s affairs.

The specific terms of a series of preferred shares, including the designation of the particular series, the number of preferred shares offered, the offering price or the manner of determining the offering price, any voting rights, the dividend rate, the dividend payment dates, the terms for redemption at our option or the option of any holder, any exchange or conversion terms and any other specific terms, as described in a prospectus supplement will supplement and, if applicable, may modify or replace the general terms described in this section. Thus, the statements made in this section may not apply to a particular series of preferred shares.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

This section describes the general terms that will apply to any subscription receipts that may be offered by us pursuant to this prospectus.

Subscription receipts may be offered separately or together with common shares and/or other securities of Cenovus. The subscription receipts will be issued under one or more subscription receipt agreements that will be entered into by us and a subscription receipt agent at the time of issuance of the subscription receipts. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those subscription receipts.

A subscription receipt will entitle the holder thereof to receive a common share and/or other securities of Cenovus, for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by us or one or more of our subsidiaries. The proceeds from an offering of subscription receipts will be held in escrow by an escrow agent pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of subscription receipts will receive common shares and/or other securities of Cenovus upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their subscription receipts together with any interest or other income earned thereon, as determined by the terms of the applicable escrow.

Holders of subscription receipts are not shareholders of Cenovus. The particular terms and provisions of subscription receipts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such subscription receipts. This description will include, where applicable: (i) the number of subscription receipts offered; (ii) the price at which the subscription receipts will be offered; (iii) the terms, conditions and procedures pursuant to which the holders of subscription receipts will become entitled to receive common shares and/or other securities of Cenovus; (iv) the number of common shares and/or other securities of Cenovus that may be obtained upon conversion of each subscription receipt; (v) the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each such security; (vi) the terms relating to the holding and release of the gross proceeds from the sale of the subscription receipts plus any interest and income earned thereon; (vii) the material income tax consequences of owning, holding and disposing of the subscription receipts; and (viii) any other material terms and conditions of the subscription receipts including, without limitation, transferability and adjustment terms and whether the subscription receipts will be listed on a stock exchange.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants that may be offered by us pursuant to this prospectus.

We may issue warrants to purchase common shares, preferred shares or debt securities. Warrants may be offered separately or together with other securities and may be attached to or separate from other securities. The warrants either will be issued under a warrant indenture or agreement that will be entered into by us or a trustee at the time of issuance of the warrants or will be represented by warrant certificates issued by us.

Holders of warrants are not shareholders of Cenovus. The particular terms and provisions of warrants offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such warrants. This description will include, where applicable: (i) the title or designation of the warrants; (ii) the number of warrants offered; (iii) the price at which the warrants will be offered; (iv) the number of common shares and/or other securities of Cenovus purchasable upon exercise of the warrants and the procedures for exercise; (v) the exercise price of the warrants; (vi) the dates or periods during which the warrants are exercisable and when they expire; (vii) the designation and terms of any other securities with which the warrants will be offered, if any, and the number of warrants that will be offered with each such security; (viii) the material income tax consequences of owning, holding and disposing of the warrants; and (ix) any other material terms and conditions of the warrants including, without limitation, transferability and adjustment terms and whether the warrants will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

This section describes the general terms that will apply to any share purchase contracts that may be offered by us pursuant to this prospectus.

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us, and obligating us to purchase from or sell to the holders, a specified number of common shares or preferred shares, as applicable, at a future date or dates, and including by way of instalment.

The price per common share or preferred share and the number of common shares or preferred shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units, which we refer to in this prospectus as share purchase units. The share purchase contracts may require us to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Cenovus. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, common shares or preferred shares, as applicable, and the nature and amount of each of those securities, or the method of determining those amounts; (ii) whether the share purchase contracts are to be prepaid or not or paid in instalments; (iii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iv) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of common shares or preferred shares; (v) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (vi) the date or dates on which the sale or purchase must be made, if any; (vii) whether the share purchase contracts will be issued in fully registered or global form; (viii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (ix) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those share purchase contracts.

DESCRIPTION OF UNITS

This section describes the general terms that will apply to any units that may be offered by us pursuant to this prospectus.

We may issue units comprised of one or more of the other Securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each Security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such units. This description will include, where applicable: (i) the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; (iii) whether the units will be issued in fully registered or global form; and (iv) any other material terms and conditions of the units. To the extent that any terms or provisions or other information described in this prospectus differ from any of the terms or provisions or other information described in a prospectus supplement, the description set forth in this prospectus shall be deemed to have been superseded by the description set forth in the prospectus supplement with respect to those units.

RISK FACTORS

In addition to the risk factors set forth below, additional risk factors relating to our business are discussed in our Annual MD&A and our Interim MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference in this prospectus, which risk factors are incorporated by reference in this prospectus. Prospective purchasers of Securities should consider carefully the risk factors set forth below, as well as the other information contained in and incorporated by reference in this prospectus and in the applicable prospectus supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the securities could be materially adversely affected.

The common shares may be subject to price and volume fluctuations, and the market price for the common shares following an offering may drop below the offering price.

Securities markets experience considerable price and volume volatility, which may be unrelated to the operating performance of Cenovus or the affected companies. The market price of publicly traded stock is affected by many variables, including the strength of the economy generally, commodity prices, the availability and attractiveness of alternative investments and the breadth of the public market for the stock. The effect of these and other factors on the market price of securities on the stock exchanges on which we trade suggests that the trading price of the common shares may continue to be volatile. These fluctuations may affect the price of the common shares following an offering, and the market price of the common shares may drop below the offering price. As a result of this volatility, you may not be able to sell your common shares at or above the offering price.

The decision to pay dividends and the amount of such dividends is subject to the discretion of the Board based on numerous factors and may vary from time to time.

The amount of cash available to Cenovus to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: Cenovus’s operational and financial performance; fluctuations in the costs to produce natural gas, oil and NGLs; the amount of cash required or retained for debt service or repayment; amounts required to fund capital expenditures and working capital requirements; access to equity markets; foreign currency exchange rates and interest rates; and the risk factors set forth in this prospectus and documents incorporated by reference in this prospectus.

The decision whether or not to pay dividends and the amount of any such dividends are subject to the discretion of the Board, which regularly evaluates our proposed dividend payments and the solvency test requirements of the Canada Business Corporations Act. In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash dividends or other payments. Dividends may be increased, reduced or suspended from time to time. Our ability to pay dividends and the actual amount of such dividends is dependent upon, among other things, our financial performance, our debt covenants and obligations, our ability to meet our financial obligations as they come due, our working capital requirements, our future tax obligations, our future capital requirements, commodity prices and the risk factors set forth in the documents incorporated by reference in this prospectus. The market value of the common shares may deteriorate if Cenovus is unable to meet dividend expectations in the future, and that deterioration may be material.

Credit ratings accorded to securities may not remain in effect or may change in the future and may not reflect all risks associated with an investment in the securities.

Our perceived creditworthiness and changes in credit ratings accorded to our securities, if any, may affect the market price or value and the liquidity of such securities. There is no assurance that the ratings, if any, accorded to any of such securities will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely in the future by the relevant rating agency. Real or anticipated changes in credit ratings on such securities may affect the market value of such securities. In addition, real or anticipated changes in credit ratings can affect the cost of or terms on which we can issue such securities or obtain alternative financing.

Credit ratings assigned to us and to our securities by independent rating agencies may not reflect all risks associated with an investment in such securities. Any credit ratings applied to such securities are an independent assessment of our ability to pay obligations. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed in this prospectus or documents incorporated by reference in this prospectus on the value of such securities.

There is an absence of a public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and there can be no assurance as to the liquidity of the trading market for such securities or that a trading market for such securities will develop.

Prior to an offering, there will be no public market for the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and we may not apply for a listing of such securities on any securities exchange. As a result, purchasers may not be able to resell such securities. If such securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. The absence of a public market for such securities may affect the pricing of such securities in the secondary market, if any such market develops, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance as to the liquidity of any trading market of such securities or that a trading market for such securities will develop.

In certain circumstances the debt securities may be subordinated to the security interests of our lenders and the indebtedness of our subsidiaries and partnerships.

The debt securities are not subordinated to any other indebtedness and they are not secured. Although our various debt instruments restrict secured indebtedness, such indebtedness may be incurred, subject to certain conditions. In addition, our subsidiaries and partnerships may incur indebtedness, subject to certain limitations. The debt securities will be effectively subordinated to creditors of our subsidiaries and partnerships, in that our right to participate as a stockholder or partner in the distribution of the assets of any subsidiary or partnership, as the case may be, upon any such distribution would be subject to the prior claims of the creditors of such subsidiary or partnership, as the case may be. We conduct a substantial portion of our business through corporate and partnership subsidiaries.

The Indentures permit us, at any time and from time to time, to complete reorganizations with any of our wholly-owned direct or indirect subsidiaries provided that certain conditions are met. In the event of any such reorganization, the debt securities may continue to be our obligations in circumstances where our assets are comprised of (and potentially limited to) our ownership interest in the subsidiaries through which our operations are thereafter conducted. Such subsidiaries, which following completion of a reorganization may hold all of the assets formerly held by us, are not restricted under the Indentures with respect to subsequent asset dispositions or incurring indebtedness.

Certain securities may be subject to exchange rate and exchange controls risk.

An investment in debt securities or preferred shares that are denominated in a foreign currency may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and such foreign currency and the possibility of the imposition or modification of foreign controls by either the Canadian or foreign governments. Such risks generally depend on economic and political events over which we have no control. Rates of exchange between Canadian dollars and certain foreign currencies are subject to considerable volatility. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative of fluctuations in such rate that will occur during the term of any such security. Depreciation of the currency in which the security is denominated against the Canadian dollar would result in a decrease in the effective yield of such security below its coupon rate on a Canadian dollar basis, and in certain circumstances could result in a loss to the investor on a Canadian dollar basis.

Future exchange controls may affect the availability of a specified foreign currency and our ability to make payments on securities in a specified foreign currency.

Certain governments have imposed, and may in the future impose, exchange controls which could affect exchange rates as well as the availability of a specified foreign currency at the time of payment of principal of, and premium, if any, or interest on the securities. Even if there are no actual exchange controls, it is possible that the specified currency for any such security will not be available at such security’s maturity.

In the event that any of the Securities are redeemable, purchasers of such Securities may be adversely impacted.

If any of the Securities are redeemable at our option, as set forth in the applicable prospectus supplement, we may choose to redeem such securities from time to time, in accordance with our rights, including when prevailing interest rates are lower than the rates borne by such securities. If prevailing rates are lower at the time of redemption, a purchaser may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the securities being redeemed. Redemption rights may also adversely impact a purchaser’s ability to sell such securities as the optional redemption date or period approaches.

Prevailing interest rates for comparable securities will affect the market price or value of the debt securities or preferred shares.

Prevailing interest rates will affect the market price or value of the debt securities or preferred shares. Assuming all other factors remain unchanged, the market price or value of the debt securities or preferred shares may decline as prevailing interest rates for comparable debt securities or preferred shares rise.

In the event that securities are issued with a floating rate of interest, purchasers of such securities may be adversely impacted.

An investment in securities which are issued with a floating rate of interest entails significant risks not associated with investments in fixed rate securities. The resetting of the applicable rate on a floating rate security may result in lower interest compared to a fixed rate security issued at the same time. The applicable rate on a floating rate security will fluctuate in accordance with fluctuations in the instrument or obligation on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which we have no control.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal, interest or distributions, if any, on the Securities will be subject to Canadian non-resident withholding tax.

The applicable prospectus supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

PLAN OF DISTRIBUTION

We may offer and sell Securities and the Selling Shareholder may, in accordance with the terms of the Registration Rights Agreement (as defined herein), offer and sell common shares to or through underwriters, brokers or dealers (including through block trades of common shares), directly to one or more purchasers or through agents. In effecting such sales, brokers or dealers may arrange for other brokers or dealers to participate. Broker-dealer transactions may include purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the United States and elsewhere where permitted by law.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or prices related to such prevailing market prices to be negotiated with purchasers, including in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us, or in the case of common shares offered by the Selling Shareholder, to the Selling Shareholder.

In connection with the sale of Securities, or in the case of common shares offered by the Selling Shareholder, underwriters may receive compensation from us, and from the Selling Shareholder in the case of common shares offered by the Selling Shareholder, or from purchasers of Securities for whom they may act as agents in the form of concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and/or the Selling Shareholder, as applicable and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the 1933 Act.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of common shares offered by the Selling Shareholder, the Selling Shareholder may authorize dealers or other persons acting as the Selling Shareholder’s agents to solicit offers by certain institutions to purchase common shares directly from the Selling Shareholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable prospectus supplement will also set forth the terms of the offering relating to particular Securities, and in the case of the Selling Shareholder, relating to common shares, including to the extent applicable, the initial offering price, our proceeds and/or those of the Selling Shareholder from the offering, the underwriting concessions or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to the particular Securities or common shares sold to or through underwriters by us and/or the Selling Shareholder, as applicable, will be named in the prospectus supplement relating to such Securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. No underwriter or dealer involved in an “at-the-market distribution”, as defined in NI

44-102, no affiliate of such an underwriter or dealer and no person acting jointly or in concert with such an underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

Under agreements which may be entered into by us and/or the Selling Shareholder, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by us and/or the Selling Shareholder against certain liabilities, including liabilities under the 1933 Act and Canadian provincial securities legislation, or to contributions with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The underwriters, dealers and agents with whom we and/or the Selling Shareholder enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement, the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units will not be listed on any securities exchange or on any automated dealer quotation system. This may affect the pricing of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts and units and the extent of issuer regulation. Certain broker-dealers may make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units, but will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you that any broker-dealer will make a market in the debt securities, preferred shares, subscription receipts, warrants, share purchase contracts or units of any series or as to the liquidity of the trading market, if any, for such securities.

The Selling Shareholder may also enter into derivative transactions with third parties. If a prospectus supplement so indicates, in connection with those derivatives, the third parties may sell common shares covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use common shares pledged by the Selling Shareholder or borrowed from the Selling Shareholder or others to settle those sales or to close out any related open borrowings of common shares, and may use common shares received from the Selling Shareholder in settlement of those derivatives to close out any related open borrowings of common shares. The third parties in such sale transactions will be underwriters and will be identified in the applicable prospectus supplement.

Any of the common shares held by the Selling Shareholder and covered by this prospectus may be sold in private transactions or under Rule 144 under the 1933 Act, or under another exemption from the registration requirements of the 1933 Act rather than pursuant to this prospectus.

In compliance with the guidelines of the United States Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed eight percent of the aggregate gross sales proceeds of any Securities offered hereby. In addition, if more than five percent of the net proceeds of any offering of Securities made under this prospectus will be received by any FINRA member participating in the offering or by affiliates or associated persons of such FINRA member or any participating member who otherwise would have a “conflict of interest” under FINRA Rules, the offering will be conducted in accordance with FINRA Rule 5121.

EARNINGS COVERAGE

The earnings coverage ratios do not give effect to any Securities offered by this prospectus since the aggregate amount of Securities that will be issued hereunder, if any, and the terms of issue are not presently known. The earnings coverage ratios set forth below do not purport to be indicative of the earnings coverage ratios for any future periods.

Period Ended December 31, 2018

The following sets forth our earnings coverage ratios calculated for the twelve month period ended December 31, 2018, based on audited financial information. Our earnings coverage ratios for the twelve month period ended December 31, 2018 have been adjusted to give effect to the repurchase of US$1,263 million aggregate principal amount of unsecured notes subsequent to December 31, 2018, as if such repurchase occurred as at January 1, 2018. Adjustments for normal course issuances and repayments of financial liabilities subsequent to December 31, 2018, would not materially affect the ratios and, as a result, have not been made.

After adjusting for the repurchase of unsecured notes subsequent to December 31, 2018, excluding the net discount on repurchase thereof, as described in our Interim Consolidated Financial Statements, our adjusted borrowing costs on all interest bearing financial liabilities amounted to $456 million for the twelve month period ended December 31, 2018. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities for the twelve month period ended December 31, 2018 was $(3,056) million, which is (6.7) times our adjusted borrowing cost requirements for the period.

December 31, 2018(1)
Net earnings available for all interest bearing financial liabilities(2)	(6.7) times(3)
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	(9.4) times(5)

Notes:

(1)	We adopted IFRS 16, “Leases”, effective January 1, 2019 using the modified retrospective approach; therefore, information for the twelve month period ended December 31, 2018 has not been restated.
(2)	Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities; divided by borrowing costs for all interest bearing financial liabilities.
(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $456 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing liabilities. This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by Form 44-101F1 – Short Form Prospectus (“44-101F1”) and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

(5)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $456 million.

Period ended June 30, 2019

The following sets forth our earnings coverage ratios calculated for the twelve month period ended June 30, 2019, based on unaudited financial information. Adjustments for normal course issuances and repayments of financial liabilities subsequent to June 30, 2019, would not materially affect the ratios and, as a result, have not been made.

Our borrowing costs on all interest bearing financial liabilities amounted to $466 million for the twelve month period ended June 30, 2019. Our net earnings plus income tax and borrowing costs on all interest bearing financial liabilities was $(931) million for the twelve month period ended June 30, 2019, which is (2.0) times our borrowing cost requirements for the period.

June 30, 2019(1)
Net earnings available for all interest bearing financial liabilities(2)	(2.0) times(3)
Supplemental coverage ratio: net earnings available for all interest bearing financial liabilities before unrealized (gains) and losses on risk management activities(4)	(3.8) times(5)

Notes:

(1)

We adopted IFRS 16, “Leases”, effective January 1, 2019 using the modified retrospective approach; therefore, information for the six month period ended December 31, 2018 has not been restated while borrowing costs of $39 million for the six month period ended June 30, 2019 related to lease liabilities have been included in the calculations.

(2)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing financial liabilities (including lease liabilities); divided by borrowing costs for all interest bearing financial liabilities (including lease liabilities).

(3)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $466 million.
(4)

Calculated as net earnings plus income tax and borrowing costs on all interest bearing liabilities (including lease liabilities) before unrealized (gains) and losses on risk management activities; divided by borrowing costs on all interest bearing financial liabilities (including lease liabilities). This supplemental coverage ratio is therefore based on a financial measure that is a non-GAAP financial measure and does not have the standardized meaning of “earnings” as prescribed by 44-101F1 and therefore may not be comparable to similar measures presented by other entities. This measure should not be construed as an alternative to the prescribed ratios based off of “earnings” as defined in 44-101F1. We believe that this supplemental coverage ratio is a relevant measure for investors as the realization of unrealized (gains) and losses are yet to be determined and will be realized in future periods.

(5)	The dollar amount of the numerator for this earnings coverage ratio that would be required to achieve a ratio of one-to-one is $466 million.

SELLING SHAREHOLDER

As at the date hereof, based on publicly available information, the Selling Shareholder beneficially owns and is the shareholder of record of 208,000,000 common shares, which is approximately 16.9% of the outstanding common shares of Cenovus.

The common shares were acquired in connection with the Acquisition as part of the consideration for the Assets.

The terms under which the common shares may be offered by the Selling Shareholder will be described in the applicable prospectus supplement. The prospectus supplement for or including any offering of common shares by the Selling Shareholder will include, without limitation, where applicable: (a) the number of common shares being distributed for the account of the Selling Shareholder; and (b) the number of common shares to be owned, controlled or directed by the Selling Shareholder after the distribution and the percentage that number or amount represents out of the total number of outstanding common shares.

Registration Rights Agreement

The following is a summary of certain provisions contained in the registration rights agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Registration Rights Agreement”) and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Registration Rights Agreement provides ConocoPhillips and its permitted assigns (“Holders”) with the right (the “Demand Registration Right”), until the date when the Holders collectively hold 3.5% or less of the then outstanding common shares (the “Registration Period”), to require us to qualify the distribution of the common shares held by ConocoPhillips, and any common shares or other securities of Cenovus issued as a dividend, distribution, exchange, share split, recapitalization, or other corporate event in respect of such common shares (the “Registrable Securities”), by prospectus filed with the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and/or the SEC pursuant to the multijurisdictional disclosure system between the United States and Canada (a “Demand Distribution”). The Holders are entitled to request up to three Demand Distributions in any one 365 day period. We must use commercially reasonable efforts to assist the Holders in making a Demand Distribution.

In addition, the Registration Rights Agreement provides the Holders with the right (the “Piggy-Back Registration Right”), among others, to require us to include Registrable Securities, in any future public distribution in Canada or the United States undertaken by us during the Registration Period (a “Distribution”). We must use reasonable efforts to cause to be included in the Distribution all of the Registrable Securities the Holders request to be sold pursuant to the Piggy-Back Registration Right; provided, however, that if the Distribution involves an underwriting and the lead underwriter(s) determine that the total number of common shares to be included in such Distribution should be limited for certain prescribed reasons, the common shares to be included in the Distribution will be first allocated to us.

The Piggy-Back Registration Right and Demand Registration Right are subject to various conditions and limitations, and we are entitled to defer any Demand Distribution in certain circumstances, including during a blackout period under our Disclosure, Confidentiality and Employee Trading Policy, for a limited period.

The Registration Rights Agreement includes provisions providing for each of Cenovus and the Holders to indemnify each other for losses or claims caused by the applicable party’s inclusion of a misrepresentation in disclosure included in a prospectus related to a Distribution, for breaches of applicable securities laws and for other losses or claims caused by such party.

Subject to certain exceptions, all expenses incurred in connection with a registration pursuant to a Demand Distribution or a Distribution for which the Piggy-Back Registration Right is exercised (excluding underwriters’ discounts and commissions, if any, and applicable transfer taxes, if any, in respect of Registrable Securities being distributed, which shall be borne by the selling Holder) shall be borne by Cenovus.

If a Holder ceases to be affiliated with ConocoPhillips, the Holder will cease to have any rights or obligations under the Registration Rights Agreement. The Registration Rights Agreement will terminate when the Holders collectively hold 3.5% or less of the then outstanding common shares.

ConocoPhillips may also sell common shares other than pursuant to this short form base shelf prospectus. Cenovus cannot predict when or in what amounts ConocoPhillips may sell any of the common shares qualified for distributions by this short form base shelf prospectus.

Investor Agreement

The following is a summary of certain provisions contained in the investor agreement dated effective May 17, 2017 between us and ConocoPhillips (the “Investor Agreement”) and is qualified in its entirety by the full text of the Investor Agreement, a copy of which has been filed under Cenovus’s profile at www.sedar.com and with the SEC on EDGAR at www.sec.gov.

The Investor Agreement was entered into upon closing of the Acquisition and will terminate concurrently with the termination of the Registration Rights Agreement, which will terminate when the Holders collectively hold 3.5% or less of the then outstanding common shares.

During the term of the Investor Agreement, ConocoPhillips and its affiliates shall either (i) vote or cause to be voted all common shares that they own or over which they have control or direction in favour of, or (ii) abstain from voting in respect of all common shares that they own, or over which they have control or direction, in either case in respect of:

(a)	all nominees of our Board or management at any annual or other meeting of our shareholders at which members of the Board are proposed to be elected; and

(b)	any and all other matters in respect of which the Board and management have recommended that our shareholders vote in favour at any meeting of our shareholders,

and, for greater certainty shall not withhold any vote or vote against any of the foregoing. Without limiting the foregoing, ConocoPhillips and its affiliates shall not:

(c)

knowingly take any action in contravention of or adverse to any Board or management nominations or recommendations, including to support the nomination of another individual as a director of Cenovus in lieu of such Board or management nominees; or

(d)

vote for or otherwise support in any manner any shareholder proposal or other matter brought forward or proposed to be brought forward as a matter to be voted upon at any meeting of our shareholders that is not supported, approved and recommended by the Board, and shall vote or cause to be voted all common shares that it owns, or over which it has control or direction against any such proposal or matter.

The Investor Agreement does not provide ConocoPhillips and its affiliates with any contractual consent or approval rights relating to our business and affairs.

During the term of the Investor Agreement, ConocoPhillips and its affiliates are, subject to certain exceptions specified in the Investor Agreement, prohibited from taking certain actions without our prior written consent, including:

•

acquiring ownership of or control or direction over any of our voting securities (including common shares) or voting rights in respect of voting securities or, other than in the ordinary course of business, any assets of Cenovus or our subsidiaries;

•

engaging in any discussion or entering into any agreement or proposing or offering to enter into any take-over bid, arrangement, amalgamation, merger, acquisition of all or substantially all of the assets or other business combination or similar transaction with, or change in control transaction involving, Cenovus or our subsidiaries;

•	soliciting proxies with respect to the voting of any of our securities, or granting any proxy with respect to any of our securities (other than to the named management proxies);

•	requisitioning a meeting of our shareholders or seeking to obtain representation on, or nominating or proposing the nomination of any candidate for election to, the Board;

•	submitting any shareholder proposal or otherwise seeking to advise, control, change or influence our business, operations, management, policies or Board; or

•	entering into any discussions, agreements or understandings with any person with respect to the foregoing.

Under the Investor Agreement, ConocoPhillips is restricted, subject to limited exceptions (such as a public offering under the Registration Rights Agreement) and without our prior written consent, in making trades and/or transfers of common shares, (i) pursuant to block trades in amounts of 5% or more of our then-outstanding common shares, or (ii) that would result in a person (or persons acting jointly or in concert) being transferred common shares previously held by ConocoPhillips representing 5% or more of our then-outstanding common shares.

LEGAL MATTERS

Unless otherwise specified in the applicable prospectus supplement, certain legal matters relating to Canadian law will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the offering of Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

Mr. Steven F. Leer, Mr. Richard J. Marcogliese and Ms. Rhonda I. Zygocki are directors of Cenovus who reside outside of Canada. Each of these directors has appointed Cenovus, 2600, 500 Centre Street S.E., Calgary, Alberta, Canada T2G 1A6, as their agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC’s Form F-10:

•	the documents listed in the second paragraph under “Where You Can Find More Information” in this prospectus;

•	our supplementary information — oil and gas activities (unaudited) for the fiscal year ended December 31, 2018;

•	the consent of our auditor, PricewaterhouseCoopers LLP;

•	the consent of our Canadian counsel, Blake, Cassels & Graydon LLP;

•	the consents of our independent qualified reserves evaluators, GLJ Petroleum Consultants Ltd. and McDaniel & Associates Consultants Ltd.;

•	the 2012 Indenture;

•	the 2017 Indenture;

•	powers of attorney from our directors and officers; and

•	the statements of eligibility of the Bank of New York Mellon on Form T-1.

Cenovus Energy Inc.

PROSPECTUS SUPPLEMENT

December 21, 2020

66,743,023 Common Shares